Exhibit 2.1
ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the Effective Date herein by and among (i) LAKE CITY COMPANIES, LLC, a Utah limited liability company, (ii) LAKE CITY IDEALEASE, LLC, a Utah limited liability company, (iii) LAKE CITY TRUCKS, LLC, a Utah limited liability company, (iv) LAKE CITY INTERNATIONAL TRUCKS ST. GEORGE, INC., a Utah corporation ((i) – (iv) are referred to herein, individually and collectively, as “Seller”); (v) EDWARD S. PACE (“Member”); (vi) RUSH TRUCK CENTERS OF UTAH, INC., a Delaware corporation; (vii) RUSH TRUCK CENTERS OF IDAHO, INC., a Delaware corporation; and (viii) RUSH TRUCK CENTERS OF OREGON, INC., a Delaware corporation ((vi), (vii) and (viii) are referred to herein, individually and collectively, as the “Purchasers”). Solely for purposes of the indemnity obligations set forth in Article 14 below, in order to induce Seller to enter into this Agreement, RUSH ENTERPRISES, INC. joins in and executes and delivers this Agreement.
RECITALS
A.	Nature of Assets and Ownership. Seller is the owner of certain Assets (as defined in Article 2.1 hereto) currently used in the conduct of the heavy duty truck, bus and agricultural equipment sales, service, parts, finance and leasing business operated by Seller at the Dealership Facilities (as defined below) (collectively, the “Business”).
B.	Location of Assets. The Assets are generally located at multiple truck sales and service facilities (the “Dealership Facilities”), which are located in Salt Lake City, Utah; St. George, Utah; Helper, Utah; Springville, Utah; Ogden, Utah; Boise, Idaho; Twin Falls, Idaho; Idaho Falls, Idaho; Heyburn, Idaho; Lewiston, Idaho; and Ontario, Oregon.
C.	Nature of Transaction. Seller desires to sell the Assets to Purchasers and Purchasers desire to acquire the Assets from Seller, all pursuant to this Agreement and the documents and agreements referenced herein (the “Transaction”), where the Transaction is expressly subject to and contingent upon the simultaneous closing of asset purchase transactions pursuant to which Buyer will also purchase, and Seller will sell, the following assets which are integral to the operation of the Business: (i) all of the real estate owned by certain of Seller’s Affiliates and used for the operation of the Dealership Facilities and (ii) the assets of Red Rock Financial Services, LLC related to certain financing arrangements used by Seller to support the Business.
D.	Content of Agreement. The parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement, and to set forth certain additional agreements related to the Transaction.
NOW, THEREFORE, for and in consideration of the premises, the mutual representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE 1
GENERAL DEFINITIONS
GENERAL DEFINITIONS. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

1.1	“Accountants” shall have the meaning assigned thereto in Article 12.4.
1.2	“Accountants Report” shall have the meaning assigned thereto in Article 12.4.
1.3	“Accounts Receivable” shall mean all accounts receivable arising in the ordinary course of business of Seller, including (a) original equipment manufacturer receivables, (b) returned parts accounts receivable, (c) Golden Parts Return Program accounts receivable and (c) manufacturer or component supplier warranty receivables.
1.4	“Adjusted Balance Sheet” shall have the meaning assigned thereto in Article 3.1.
1.5	“Affiliate” of any Person shall mean any Person Controlling, Controlled by or under common Control with such Person.
1.6	“Agreement” shall mean this Asset Purchase Agreement, including all Attachments.
1.7	“Agreement Schedules” shall have the meaning assigned thereto in Article 2.6.
1.8	“Agreements to Purchase Dealership Facilities” shall mean one or more Agreements for Purchase and Sale of Real Property dated effective as of the Effective Date by and between, as applicable, Purchasers and ESP Future, LLC, EGC Future, LLC, EGS Investments, LLC, and EPBL Properties, LLC, each Affiliates of Seller, pursuant to which Purchasers shall purchase the real property located at the following addresses: 964 S. 3800 West, Salt Lake City, Utah; 195 N. 2000 West, Springville, Utah; 225 N. 2000 West, Springville, Utah; 625 Industrial Road, Helper, Utah;1406 E. 3950 South, St. George, Utah; 3950 S. River Road, St. George, Utah; 770 West Amity Road, Boise, Idaho; 696 West Amity Road, Boise, Idaho; 801 West Boeing Street, Boise, Idaho; 885 West Boeing Street, Boise, Idaho; 883 West Boeing Street, Boise, Idaho; 322 South 600 West, Heyburn, Idaho; 529 22nd Street North, Lewiston, Idaho; 2328 7th Ave. Lewiston, Idaho 83501, 259 4th Avenue West, Twin Falls, Idaho; 303 Fairfield Street, Twin Falls, Idaho; and 588 S.E. 1st Avenue, Ontario, Oregon.
1.9	“Agreement to Assign Real Property Lease” shall mean one or more agreements, effective on or before the Closing Date of this Agreement, pursuant to which Seller’s rights as lessee to use and occupy the real property upon which the following Dealership Facilities are assigned to and assumed by Purchasers, with the written consent of the applicable lessor of such real property: 1050 North 2000 West, Far West, Utah 84404; 4060 West Andco Drive, Idaho Falls, Utah 83402; and 505 22nd St N, Lewiston, Idaho 83501.
1.10	“Article” shall mean an Article of this Agreement, unless otherwise stated.

1.11	“Assets” shall have the meaning assigned thereto in Article 2.1.

1.12	“Assumed Contracts” shall have the meaning assigned thereto in Article 4.5.

1.13	“Assumed Liabilities” shall have the meaning assigned thereto in Article 2.5.

1.14	“Assumption Instrument” shall have the meaning assigned thereto in Article 9.4.

1.15	“Attachments” shall have the meaning assigned thereto in Article 18.16.

1.16	“Best Knowledge” shall mean both what a Person actually knew or constructively knew. A Person has “constructive knowledge” of those matters that the individual involved could reasonably be expected to have as a result of undertaking an investigation of such a scope and extent as a reasonably prudent man would undertake concerning the particular subject matter. When used with respect to a Person other than a natural person, the term “Best Knowledge” shall include matters that are known to the directors and officers (who devoted substantive attention to matters of such nature during the ordinary course of their employment) of the Person.
1.17	“Book Equity” shall have the meaning assigned thereto in Article 3.1.

1.18	“Business” shall have the meaning assigned to in the Recitals.

1.19	“Closing” shall have the meaning assigned thereto in Article 2.4.

1.20	“Closing Date” shall have the meaning assigned thereto in Article 2.4.

1.21	“COBRA” shall have the meaning assigned thereto in Article 4.14(d).

1.22	“Contracts” shall have the meaning assigned thereto in Article 4.5.
1.23	“Control” and all derivations thereof shall mean the ability to either (i) vote (or direct the vote of) 50% or more of the voting interests in any Person or (ii) direct the affairs of another, whether through voting power, contract or otherwise.
1.24	“Company Goodwill Amount” shall have the meaning assigned thereto in Article 3.1(c).

1.25	“Customer Deposits” shall have the meaning assigned thereto in Article 2.5.

1.26	“Customer List” shall have the meaning assigned thereto in Article 4.3.

1.27	“Dealership Facilities” shall have the meaning assigned thereto in the Recitals.

1.28	“Deposits” shall have the meaning assigned thereto in Article 4.11.
1.29	“Disclosure Effective Date” shall mean the most recent effective date specified on the Disclosure Schedule (as the same may be amended pursuant to Article 8.4).
1.30	“Disclosure Schedule” shall have the meaning assigned thereto in Article 4.

1.31	“Effective Date” shall mean March 19, 2010.

1.32	“Employment Agreement” shall have the meaning assigned thereto in Article 10.15.

1.33	“Environmental Claim” shall have the meaning assigned thereto in Article 13.6.

1.34	“Environmental Permit” shall have the meaning assigned thereto in Article 13.6.

1.35	“ERISA” shall have the meaning assigned thereto in Article 4.14.

1.36	“Escrow Account” shall have the meaning assigned thereto in Article 3.9.

1.37	“Escrow Agent” shall have the meaning assigned thereto in Article 3.9.

1.38	“Escrow Agreement” “shall have the meaning assigned thereto in Article 3.9.

1.39	“Escrow Amount” shall have the meaning assigned thereto in Article 3.9.

1.40	“Estimated Book Equity” shall have the meaning assigned thereto in Article 3.3.
1.41	“Estimated Closing Date Balance Sheet” shall have the meaning assigned thereto in Article 3.3.
1.42	“Excluded Assets” shall have the meaning assigned thereto in Article 2.2.

1.43	“Excluded Liabilities” shall have the meaning assigned thereto in Article 2.5.

1.44	“FF&E” shall have the meaning assigned thereto in Article 2.1.

1.45	“Final Book Equity” shall have the meaning assigned thereto in Article 12.3.
1.46	“Final Closing Date Balance Sheet” shall have the meaning assigned thereto in Article 12.3.
1.47	“GAAP” means accounting principles generally accepted in the United States.
1.48	“Goodwill Amount” shall have the meaning assigned thereto in Article 3.1.
1.49	“Governmental Authority” shall mean any and all, federal, state or local governments, governmental institutions, public authorities and governmental entities of any nature whatsoever, and any subdivisions or instrumentalities thereof, including, but not limited to, departments, boards, bureaus, commissions, agencies, courts, administrations and panels, and any divisions or instrumentalities thereof, whether permanent or ad hoc and whether now or hereafter constituted or existing.
1.50	“Governmental Requirement” shall mean any and all laws (including, but not limited to, applicable common law principles), statutes, ordinances, codes, rules, regulations, interpretations, guidelines, directions, orders, judgments, writs, injunctions, decrees, decisions or similar items or pronouncements, promulgated, issued, passed or set forth by any Governmental Authority.
1.51	“Governmental Returns” shall have the meaning assigned thereto in Article 4.4.
1.52	“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
1.53	“Inventory Dealer Cost” shall mean the cost stated to be charged by a vendor of any product for the purchase thereof by an authorized dealer of such vendor, net of any Taxes, surcharges, rebates, allowances and other price reductions, according to the Latest Price Lists.
1.54	“Latest Price Lists” means the most recently published and/or distributed dealer price lists, which have been published and/or distributed by the various vendors, as of the

Closing Date, with respect to any item being purchased by Purchasers under this Agreement.

1.55	“Leased Vehicle Inventory” shall mean all motor vehicles which are (a) owned by or under lease to Seller, (b) verifiable on the Closing Date and (c) leased or rented by Seller to third party customers.
1.56	“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could have, a materially adverse effect on the overall business, assets, liabilities, properties, condition (financial or otherwise), results of operations, prospects or customer, supplier or employee relationships of Seller, taken as a whole, as determined from the perspective of a reasonable purchaser; provided that general economic or political conditions or events affecting business generally or all similarly situated businesses shall not be a “Material Adverse Effect.”
1.57	“Material Assumed Contracts” shall have the meaning assigned thereto in Article 8.7.

1.58	“Makeready Costs” shall mean such cost and expense of installation of dealer-installed options on vehicles and the pre-delivery inspection costs incurred by Seller in the normal course of business as have been agreed upon by Seller and Purchasers.

1.59	“Miscellaneous Inventory” shall have the meaning assigned thereto in Article 2.1.

1.60	“Negotiated Financial Adjustments” shall have the meaning assigned thereto in Article 3.1.

1.61	“New Contracts” shall have the meaning assigned thereto in Article 10.4.

1.62	“New Parts and Accessories Inventory” shall have the meaning assigned thereto in Article 2.1.

1.63	“New Trucks” shall have the meaning assigned thereto in Article 2.1.

1.64	“OEM Restricted Accounts Receivable” shall mean those specific accounts receivable (or specific items or credits constituting part of the accounts receivable balance) due from original equipment manufacturers that (a) are payable by the manufacturer only to a specific Seller bank account or payable only to Seller under a specific Seller dealer number, in either case under applicable dealer or other agreements between Seller and such manufacturer, (b) as to which the applicable manufacturer has failed or refused to consent to the assignment of such accounts receivable to Purchasers on or prior to Closing; and (c) are specifically excluded by Seller and Purchaser at Closing from the Adjusted Balance Sheet. Without limiting the generality of the foregoing, with respect to Navistar Financial Corporation, Navistar International Corporation Affiliates, International Truck and Engine Corporation or any of their Affiliates, the specific Seller bank account or payable only to Seller under a specific Seller dealer number referenced in (a) above shall mean and be limited to Seller’s open account under dealer number 737460.

1.65	“Other Core Inventory” shall have the meaning assigned thereto in Article 2.1.

1.66	“Other Parts and Accessories Inventory” shall have the meaning assigned thereto in Article 2.1.

1.67	“Permits” shall mean any license, permit, authorization, certificate or order of any Governmental Authority used in or related to the Business.

1.68	“Permitted Liens” shall mean (i) statutory liens for Taxes not yet due and payable, (ii) liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business and consistent with past custom and practice for sums not yet due; (iii) purchase money liens and liens securing rental payments under capital lease arrangements; (iv) other liens incurred in the ordinary course of business and not incurred in connection with the borrowing of money; and (v) liens securing debts or obligations of Seller under the Assumed Liabilities.

1.69	“Person” shall mean any natural person, any Governmental Authority and any entity the separate existence of which is recognized by any Governmental Authority or Governmental Requirement, including, but not limited to, corporations, partnerships, joint ventures, joint stock companies, trusts, estates, companies and associations, whether organized for profit or otherwise.

1.70	“Personal Goodwill” shall mean any and all of Member’s personal goodwill and intangible assets related to his personal involvement in the heavy duty truck, bus and agricultural equipment sales, service, parts, finance and leasing business over the roughly twenty (20) years (or more) prior to the Closing Date, including personal goodwill associated with personal and professional relationships with significant customers, original equipment manufacturers, vendors, employees and other constituents in such business.
1.71	“Personal Goodwill Amount” shall have the meaning assigned thereto in Article 3.1(c).

1.72	“Preliminary Schedule of Assets” has the meaning assigned thereto in Article 2.6.

1.73	“Purchase Price” shall have the meaning assigned thereto in Article 3.1.

1.74	“Purchasers’ Certificate” shall have the meaning assigned thereto in Article 11.1.

1.75	“Purchasers’ Claim” shall have the meaning assigned thereto in Article 13.2.

1.76	“Purchasers Damages” shall have the meaning assigned thereto in Article 13.1.
1.77	“Purchasers Environmental Liabilities” shall have the meaning assigned thereto in Article 13.6.
1.78	“Purchaser Indemnifying Party “ shall have the meaning assigned thereto in Article 14.1.

1.79	“Purchasers Indemnified Parties” shall have the meaning assigned thereto in Article 13.1.

1.80	“Red Rock Contracts” shall mean those certain finance leases or other contractual arrangements which (a) were entered into by Red Rock Financial Services, LLC, as lessor, with various individuals or entities, as lessees, in order to finance such lessees’

purchase or acquisition of trucks or motor vehicles from Seller, as vendor, and (b) sold or assigned by Red Rock Financial Services, LLC to Zions Credit Corporation.

1.81	“Red Rock Purchase Agreement” shall mean the agreement in substantially the form attached hereto as Exhibit A, pursuant to which Purchasers or their Affiliates will assume the ongoing recourse risk related to the Red Rock Contracts from Red Rock Financial Services, LLC and its Affiliates.
1.82	“Remedies Exception,” when used with respect to any Person, means that enforceability of such Person’s obligations may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles (including concepts of reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law)).
1.83	“Repairs and WIP” shall have the meaning assigned thereto in Article 2.1.
1.84	“Requirement of Environmental Law” shall have the meaning assigned thereto in Article 13.6.
1.85	“Restricted Parties” shall have the meaning assigned thereto in Article 3.8.

1.86	“Returnable Core Inventory” shall have the meaning assigned thereto in Article 2.1.

1.87	“Review Period” shall have the meaning assigned thereto in Article 2.6.
1.88	“Schedule” shall mean the Schedules to this Agreement, unless otherwise stated, and shall include (without limitation) the Disclosure Schedule. The Schedules to this Agreement may be attached to this Agreement or may be set forth in a separate document denoted as the Schedules to this Agreement, or both.

1.89	“Seller’s Certificate” shall mean the certificate to be delivered at the Closing to Purchasers pursuant to Article 10.1.
1.90	“Seller’s Claim” shall have the meaning assigned thereto in Article 14.2.

1.91	“Seller Damages” shall have the meaning assigned thereto in Article 14.1.

1.92	“Seller Indemnified Parties” shall have the meaning assigned thereto in Article 14.1.
1.93	“Seller Indemnifying Parties” and “Seller Indemnifying Party” shall have the meanings assigned thereto in Article 13.1.

1.94	“Shop Tools and Equipment” shall have the meaning assigned thereto in Article 2.1.

1.95	“St. George Seller” shall mean Lake City International Trucks St. George, Inc., a Utah corporation.
1.96	“Subsidiary” shall mean, with respect to any Person, (a) any corporation, association, joint venture, partnership or other business entity of which securities or other ownership interests representing more than 50% of the ordinary voting power or beneficial interest are, at the time as of which any determination is being made, owned or Controlled by the Person or one or more subsidiaries of the Person and (b) any joint venture or partnership of which the Person or any Subsidiary of the Person is a general partner or has responsibility for its management.

1.97	“Tax” and “Taxes” shall mean any and all income, sales, property, withholding, social security, license, excise, franchise or other taxes and all other charges or fees imposed or collected by any Governmental Authority or pursuant to any Governmental Requirement, and shall also include any and all penalties, interest, deficiencies, assessments and other charges with respect thereto.

1.98	“Transaction” shall have the meaning assigned thereto in the Recitals.

1.99	“Used Trucks” shall have the meaning assigned thereto in Article 2.1.

1.100	“Vehicle Dealer Cost” shall mean manufacturer’s invoice price to Seller, reduced by the amount of all manufacturer’s rebates, holdbacks, allowances, floor plan interest credits, and other price reductions on such vehicle for which Seller has previously received from the manufacturer (other than the manufacturer’s reimbursement for dealer preparation and delivery expenses, provided Seller has performed the requisite preparation as to such vehicle), plus such Makeready Costs that are not reimbursed by the manufacturer minus the cost of any accessories removed from such vehicle; less, if applicable, the following adjustments:

(a) With respect to New Trucks that are not items of agricultural equipment, (i) $6,000 for each Class 8 New Truck with an original manufacturer’s invoice date more than 365 days before the Closing Date, (ii) $9,000 for each Class 8 New Truck with an original manufacturer’s invoice date more than 548 days before the Closing Date, (iii) $13,000 for each Class 8 New Truck with an original manufacturer’s invoice date more than 730 days before the Closing Date (iv) $4,000 for each Class 3 through 7 New Truck with an original manufacturer’s invoice date more than 365 days before the Closing Date, (v) $6,000 for each Class 3 through 7 New Truck with an original manufacturer’s invoice date more than 548 days before the Closing Date, or (vi) $9,000 for each Class 3 through 7 New Truck with an original manufacturer’s invoice date more than 730 days before the Closing Date; or

(b) With respect to New Trucks that are items of agricultural equipment, (i) 10% of the Vehicle Dealer Cost (as determined above prior to the adjustments set forth in subsections (a) or (b) of this Article 1.100) if purchased in 2008, (ii) 20% of the Vehicle Dealer Cost (as determined above prior to the adjustments set forth in subsections (a) or (b) of this Article 1.100) if purchased in 2007, (iii) 30% of the Vehicle Dealer Cost (as determined above prior to the adjustments set forth in subsections (a) or (b) of this Article 1.100) if purchased in 2006, (iv) 40% of the Vehicle Dealer Cost (as determined above prior to the adjustments set forth in subsections (a) or (b) of this Article 1.100) if purchased in 2005, (v) 50% of the Vehicle Dealer Cost (as determined above prior to the adjustments set forth in subsections (a) or (b) of this Article 1.100) if purchased in 2004, or (vi) 50% of the Vehicle Dealer Cost (as determined above prior to the adjustments set forth in subsections (a) or (b) of this Article 1.100) for Farmtrac whole units.

ARTICLE 2
PURCHASE AND SALE OF ASSETS; OTHER TRANSACTIONS; CLOSING DATE
2.1	Assets to be Purchased. Subject to, and expressly excluding the Excluded Assets as set forth in, Section 2.2 below, the assets to be purchased from Seller are all of the right, title and interest of Seller as of the Closing in tangible or intangible assets owned, leased or licensed by Seller in connection with all or any part of the Business (collectively, the “Assets”), including, by way of illustration but not limitation, all of the right, title and interest of Seller as of the Closing in the following:
(a)	New Trucks. The new, undamaged, and unused truck, bus, or agricultural equipment inventory which has not been previously titled and that is located on or in transit to one or more of the Dealership Facilities on the Closing Date, and which on the day of Closing shall be set forth on a schedule (the “New Trucks”). Trucks, busses, or units of agricultural equipment in inventory that might otherwise be considered a New Truck but which have been previously delivered to a customer together with a manufacturer’s statement of origin (e.g., “unwinds” or “back-outs”), pre-reported, or is without proper documentation (e.g., “RDR Card” or “Sales Card”) so that Purchasers may not subsequently sell, transfer, and register such truck, bus, or item of agricultural equipment as “new,” shall be considered a Used Truck.

(b)	Used Trucks; Leased Vehicle Inventory. The used trucks, including any Leased Vehicle Inventory, or any truck, bus or item of agricultural equipment that does not constitute a New Truck, held for resale by Seller, on which Seller and Purchasers are able to reach a mutual agreement as to price, and which on the day of Closing shall be set forth on a schedule (the “Used Trucks”).

(c)	New Parts and Accessories. All parts or accessories held for resale, including but not limited to all truck, bus, and agricultural equipment component suppliers’ parts and accessories inventory, that are (i) new, (ii) in original packaging and unbroken lots, (iii) have had sales activity during the last 12 months, (iv) current (not obsolete), and (v) returnable according to the most recently published parts catalogues published by the supplier of each part (the “New Parts and Accessories Inventory”);

(d)	Other Parts and Accessories. All other related component suppliers’ parts and accessories owned by Seller and not meeting the definition of New Parts and Accessories Inventory (the “Other Parts and Accessories Inventory”);

(e)	Returnable Core Inventory. All “core inventory,” including “core bank,” as such quoted terms are commonly used and understood in the industry in which Seller conducts business, which Seller has the contractual right to return to its manufacturer for credit against the account of Seller (the “Returnable Core Inventory”);

(f)	Other Core Inventory. All other “core inventory,” as such quoted term is commonly used and understood in the industry in which Seller conducts business, other than the Returnable Core Inventory (the “Other Core Inventory”);

(g)	Repairs and WIP. All outstanding repairs and work in progress being performed by Seller or by Persons other than Seller for the account of Seller (the “Repairs and WIP”).

(h)	Miscellaneous Inventory. All miscellaneous inventory consisting of gas, oil and grease, etc., and paint, all of which shall be usable, it being specifically agreed upon by Purchasers and Seller that paint over one year-old is not usable (the “Miscellaneous Inventory”);

(i)	Shop Tools and Equipment. All shop equipment and special tools, and all parts and accessories equipment (the “Shop Tools and Equipment”);

(j)	FF&E. All furniture, fixtures, company vehicles and equipment (the “FF&E”);

(k)	Dealer Files. All files, including without limitation all warranty service, customer service and repair files, which relate to trucks, busses or agricultural or other equipment sold or serviced by Seller;

(l)	Assumed Contracts. All of Seller’s rights under the Assumed Contracts, including all of Sellers’ deposits or prepayments with third parties under the Assumed Contracts and all of Seller’s rights pursuant to its dealership agreements to return parts, vehicles, equipment and other property upon the termination of its franchises;

(m)	Phone Numbers and Post Office Boxes. All phone numbers and post office boxes used by Seller in the operation of the Business, to the extent assignable;

(n)	Accounts Receivable. All of Seller’s rights in Accounts Receivable;

(o)	Idealease Class D Shares. Any or all of Seller’s rights, title or interests in or to the shares of Class D capital stock or other voting securities of Idealease of North America, Inc. or Idealease, Inc.; and

(p)	Intangible Assets. Seller’s Business as a going concern and all of Seller’s intangible property rights and goodwill associated with the Business, including the domain names and trade names used by the Business and any and all derivations thereof, and any and all signage, business forms and stationery containing such trade names or any derivations thereof, and any assignable rights relating to or arising out of or under any express or implied warranties from suppliers with respect to the assets and properties being transferred to the Purchasers, any of Seller’s trademarks, copyrights, patents, know-how, or other intellectual property, and all other assets, rights and properties of Seller’s whatsoever, except as expressly excluded hereinafter.
2.2	Excluded Assets. Seller shall retain all of its right, title and interest as of the Closing in and to the following assets (the “Excluded Assets”):
(a)	All cash on hand and in banks (including cash resulting from the clearance at any time of checks deposited by Seller prior to the Closing Date), cash equivalents (exclusive of letters of credit or other credit assurances issued by customers of Seller);

(b)	Seller’s bank accounts, checkbooks and cancelled checks;

(c)	Any or all rights, title or interests of Lake City Companies, LLC in or to (i) the membership interests of Lake City Idealease, LLC and (ii) the membership interests of Lake City Trucks, LLC;

(d)	Any or all of Seller’s rights, title or interests in or to the Class A capital stock or other voting securities of Idealease of North America, Inc.;

(e)	Specific accounts receivable identified on Schedule 2.2(e);

(f)	Rights in and to claims and litigation (and in each case benefits to the extent they arise therefrom) against third parties to the extent such claims and litigation are not in any way related to the Assets or the Assumed Liabilities, and rights in and to claims and litigation (and benefits to the extent they arise therefrom) that relate to Excluded Liabilities;

(g)	Insurance policies of Seller, including prepaid insurance premiums relating to insurance policies of Seller;

(h)	Rights arising from prepaid expenses, if any, with respect to Excluded Assets;

(i)	Rights to Tax refunds, including rights in and to claims and litigation regarding such Tax refunds or rights arising from any refunds due with respect to insurance premium payments (and in each case benefits to the extent they arise therefrom);

(j)	Seller’s rights under this Agreement;

(k)	Seller’s charter, qualifications to do business in foreign jurisdictions, minute and stock record books, blank certificates representing membership interests or shares of stock, company seal, other documents related to the organization, maintenance or existence of Seller as a legal entity and Tax records and taxpayer identification numbers;

(l)	Books and records related solely to Excluded Assets;

(m)	Contracts, agreements, arrangements or understandings specifically listed on Part 4.5 of the Disclosure Schedule with an express statement to the effect that such contracts, agreements, arrangements or understandings are not Assumed Contracts or Assets under this Agreement;

(n)	The assets, if any, described on Schedule 2.2(n) attached hereto;

(o)	Employee benefit plans maintained by Seller, plans or contracts or arrangements providing for bonuses, options, deferred compensation, pensions, retirement benefits, other employee benefits, severance perquisites, equity-based compensation or other incentive compensation, including without limitation any “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); and

(p)	Permits.

2.3	Purchase and Sale. Subject to the terms and conditions herein contained, (a) Seller agrees to sell, assign, transfer and deliver the Assets to Purchasers at the Closing (as hereinafter defined) and (b) Member agrees to sell, assign and transfer his Personal Goodwill, free and clear of any liens or encumbrances of any nature whatsoever other than Permitted Liens. Subject to the terms and conditions herein contained, Purchasers agree to purchase the Assets from Seller (and the Personal Goodwill from Member) in consideration for the Purchase Price (as defined herein) payable as set forth in Article 3.
2.4	Closing; Closing Date. Subject to the terms and conditions herein contained and subject to approval of the Transaction by the Board of Directors and shareholders of St. George Seller as required by applicable law, the consummation of the transactions referenced above shall take place (the “Closing”) on or as near to May 24, 2010, as is possible, at 10:00 a.m., local time, at the offices of Seller’s counsel in Salt Lake City, Utah or at such other time, date and place as Purchasers and Seller designate (the “Closing Date”). The Closing shall be coordinated with the closing of the Agreements to Purchase Dealership Facilities and the Red Rock Purchase Agreement. At Closing, Sellers, Purchasers and Member (with respect to the Personal Goodwill) shall execute and deliver such documents, and take and perform such actions, as contemplated by Article 9.4 below.
2.5	Liabilities.
(a)	At the Closing, and subject to subsection (b) below, Purchasers shall assume only the following liabilities and obligations of Seller (the “Assumed Liabilities”), and no other liabilities or obligations of Seller whatsoever:
(1)	accounts payable and open account as of the Closing Date to the extent (but only to the extent) incurred in the ordinary course of business and included in the calculation of Book Equity or Final Book Equity, as appropriate (the “Accounts Payable”);

(2)	all accrued and unpaid current expenses as of the Closing Date to the extent (but only to the extent) incurred in the ordinary course of business and included in the calculation of Book Equity or Final Book Equity, as appropriate (the “Accrued Expenses”);

(3)	all liabilities and obligations of Seller under the Assumed Contracts, including all of Seller’s obligations to complete Repairs and WIP and all maintenance obligations with respect to Leased Vehicle Inventory included in the calculation of Book Equity or Final Book Equity, as appropriate

(4)	all liabilities and obligations of Seller for accrued salaries and wages, as well as for accrued vacation and sick leave of employees of Seller that Purchaser hires included in the calculation of Book Equity or Final Book Equity, as appropriate.

(5)	liabilities and obligations of Seller, if any, with respect to claims to repair or replace defective products or service repairs of the Business (but not claims for personal injury or property damage or other product liability claims) under any product warranties or service agreements extended by Seller, to the extent incurred in the ordinary course of business;

(6)	all of Seller’s liabilities to customers under the conditions of the standard dealer’s order form arising with respect to any customer deposits, to the extent that the Purchasers and Seller shall mutually agree that the terms and conditions thereof are commercially reasonable, which shall be identified on a schedule to be certified and delivered to the Purchasers at the Closing (the “Customer Deposits”);

(7)	all of Seller’s obligations relative to applicable employee notice requirements and benefits with respect to all employees and their beneficiaries who lose health benefits as a result of this Transaction, in accordance with the guidance set forth in 26 CFR 54.4980B-9;

(8)	all liabilities and obligations of Seller or its Affiliates related to wholesale (floor-plan) financing, parts financing, open account financing, capital loans or Leased Vehicle financing and other current and long-term liabilities, including liabilities and obligations owed to Navistar Financial Corporation, Navistar International Corporation Affiliates, International Truck and Engine Corporation, Idealease of North America, Inc. or any of their respective Affiliates and any pre-payment or early termination fees or charges on any of the foregoing, if any, to the extent included in the calculation of Book Equity or Final Book Equity; and

(9)	all other liabilities of Seller included within the calculation of Book Equity or Final Book Equity.
(b)	Purchasers shall not assume, or in any way be responsible or liable for, any liability, obligation, claim or expense of Seller, whether incurred prior to, at or subsequent to the Closing Date, and whether absolute, contingent, accrued, known or unknown, including, without limitation, any liabilities or obligations, resulting from or arising out of (i) violations of any environmental laws or the actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of materials, pollutants, heat, smoke, fire odors, gas or fumes into the environment, (ii) violations of any applicable law relating to antitrust, monopoly or trade regulation, (iii) violations of any applicable law relating to labor or employment, (iv) violations of, failure to comply with, or any obligation arising under, any applicable law relating to any welfare, retirement, vacation or other benefit plan or any plan covered by the Employee Retirement Income Security Act of 1974, as amended, or the failure to comply with the continuation coverage requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, (v) any pending or threatened lawsuit, claim or other action against Seller, whether from personal injury, wrongful death or property damage, or whether arising out of employment or a contractual or alleged contractual right or (vi) any debts or obligations owed by Seller to other Seller entities or Affiliates of Seller (the “Excluded Liabilities”).

(c)	Except for the Assumed Liabilities as defined in this Article 2.5, Seller shall pay and discharge all of its debts, obligations and liabilities of every kind or nature whatsoever (it being understood that Seller shall use its best efforts to discharge such obligations in a timely manner so as not to result in any unreasonable interruption of business or delivery of services or products to Purchasers).

(d)	The obligations of Purchasers and Seller under this Article 2.5 shall survive the Closing of this Transaction.
2.6	Preliminary Schedule of Assets; Disclosure Schedule; Period of Review.
(a)	Within fifteen (15) business days from the Effective Date, Seller will prepare preliminary Schedules of the Assets (the “Preliminary Schedules of Assets”) and furnish the same to Purchasers. The Preliminary Schedules of Assets shall identify the values of the Assets for purposes of the Adjusted Balance Sheet under Section 3.1 below, and be accompanied by related financial and operating reports and schedules that would allow Purchasers to ascertain such values.

(b)	Within thirty (30) business days from the Effective Date, Seller shall also provide Purchasers its Disclosure Schedule, which shall consist of those schedules prepared by Seller pursuant to Article 4.

(c)	Purchasers shall have a period of fifteen (15) business days from the respective dates of delivery of the Preliminary Schedule of Assets or the Disclosure Schedule, or any amendments thereto delivered pursuant to Article 8.4 below (the “Agreement Schedules”), to review the same (each a “Review Period”). Unless Purchasers deliver a written objection to Seller on or before expiration of the applicable Review Period, the Preliminary Schedule of Assets or the Disclosure Schedule, as the case may be, shall be deemed accepted as of the expiration of the applicable Review Period or the Closing Date, whichever first occurs. If and to the extent Purchasers timely object as contemplated in the preceding sentence, the Review Period shall be extended until such time as Seller and Purchasers resolve the objections in writing or this Agreement is terminated pursuant to Article 16 below. Each schedule included in the Preliminary Schedules of Assets approved by Purchasers shall be identified by numerical reference to the appropriate portion of this Article 2.
ARTICLE 3
PURCHASE PRICE
3.1	Price and Payment. In exchange for the Assets, Purchasers shall pay aggregate consideration (the “Purchase Price”) consisting of: (a) an amount in lawful U.S. currency to be paid to Seller by wire transfer at the Closing equal to Book Equity (as defined below) of Seller PLUS the Goodwill Amount and (b) the assumption of the Assumed Liabilities (as defined above).
(a)	“Book Equity” shall equal total assets MINUS liabilities, preferred stock, intercompany or related party accounts receivable and intangible assets such as goodwill, as determined by reference to the Adjusted Balance Sheet.

(b)	“Adjusted Balance Sheet” shall mean Seller’s balance sheet, as of the Closing Date, prepared (i) by making the adjustments and implementing the valuation methodologies set forth in Schedule 3.1 attached hereto (the “Negotiated Financial Adjustments”) and (ii) otherwise in accordance with GAAP applied on a basis consistent with that of Sellers’ (and its Affiliates) audited consolidated financial statements as of December 31, 2008 (determined on a pro forma basis as though the transactions contemplated by this Agreement had not occurred).
(c)	As used herein, the “Goodwill Amount” will depend on the Book Equity of Seller on the Closing Date. The Goodwill Amount will equal $3,000,000.00 if the Book Equity of Seller on the Closing Date is greater than $10,500,000.00. The Goodwill Amount will equal $6,000,000.00 if the Book Equity of Seller on the Closing Date is less than $7,500,000.00. The Goodwill Amount will be $3,000,000.00 PLUS the sum of $10,500,000.00 MINUS the Book Equity of Seller on the Closing Date if the Book Equity of Seller on the Closing Date is greater than $7,500,000.00 and less than $10,500,000.00. The Goodwill Amount is a combined figure which includes (i) $1,500,000 of Personal Goodwill attributable to Member (“Personal Goodwill Amount”) and (ii) the remaining balance of the Goodwill Amount attributable to goodwill of the Seller entities (“Company Goodwill Amount”).

(d)	The amount of the Purchase Price shall be subject to the adjustment provisions of Article 3 and Article 12.3. Purchasers shall not pay a specified amount for the conveyance of the items identified in Article 2.1(k), (l), (m) or (p), as the value of these items is included in the Goodwill Amount.
3.2	Damage to Assets; Reduction in Purchase Price. If, on or before the Closing Date, any of the Assets are damaged or destroyed, Seller will immediately notify Purchasers in writing of such damage or destruction. In the event of any such damage or destruction, Purchasers may (i) remove any or all of the damaged or destroyed asset or assets it does not desire to purchase from the Assets to be purchased hereunder and reduce the Purchase Price by an amount equal to the portion of the Purchase Price attributable to the damaged or destroyed asset or assets so removed and complete the purchase of the remainder of the Assets at the reduced Purchase Price; or (ii) consummate this Transaction without any deduction, in which event the Purchasers will be entitled to receive all casualty insurance proceeds payable to Seller due to such destruction, if any, and Seller will assign such proceeds (or the right to receive such proceeds) to Purchasers, or (iii) in the event of loss or damage to Assets having a Material Adverse Effect, to terminate this Agreement to the extent permitted under Article 16 below.
3.3	Estimated Book Equity; Adjustments.
(a)	At least one (1) business day prior to the Closing Date, Seller will deliver to Purchaser an estimated Adjusted Balance Sheet (the “Estimated Closing Date Balance Sheet”), together with a calculation of the estimated Book Equity of Seller as of the close of business on the Closing Date (the “Estimated Book Equity”) and reasonable back-up documentation to support all Negotiated Financial Adjustments on the Estimated Closing Date Balance Sheet.

(b)	Purchasers and Seller will work to finalize all required adjustments prior to the Closing Date.
3.4	Sales and Use Tax. Seller shall be responsible for payment to the appropriate Governmental Authority of all sales and use tax arising from the transfer of the Assets in connection with the consummation of the Transaction, if any.

3.5	Allocation of Purchase Price. At Closing, the Personal Goodwill Amount shall be allocated to Member and the remainder of the Purchase Price (including the Company Goodwill Amount) shall be allocated among the Assets and among Seller and Purchasers, to the extent relevant for income tax purposes in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended, and as otherwise required to complete IRS Form 8594 “Asset Acquisition Statement,” which allocations shall be agreed in writing on or before the Closing. The parties agree to report the Transaction for Tax purposes in accordance with any allocation agreed on or before Closing, and each party will indemnify and hold each other party harmless from any loss, cost, damage, additional tax or expense (including attorneys’ fees) arising from any failure by the indemnifying party to so report such transactions. The Purchase Price, less the Personal Goodwill Amount allocated to Member as set forth above, shall be allocated between and among the Seller entities based upon the Book Equity of each Seller entity. More particularly, each Seller entity shall be allocated a portion of the Purchase Price by multiplying (a) the balance of the Purchase Price, after deducting the Personal Goodwill Amount, times (b) a fraction, (i) the numerator of which is the Book Equity of the Seller entity and (ii) the denominator of which is the combined Book Equity of all of the Seller entities (as determined using the same methodology as set forth herein).
3.6	Return of New Trucks in Lieu of Purchase. In lieu of Purchasers purchasing any or all of the New Trucks listed on Part 2.1(a) of the Disclosure Schedule directly from Seller, no later than fifteen (15) days prior to Closing, Purchasers may direct and require that Seller return any of such New Trucks to its manufacturer for credit against the account of Seller with such manufacturer or any lien-holder, provided that Seller shall have the contractual right to make such returns under applicable dealer agreements or applicable state laws and further provided that in doing so, Seller shall incur no additional expenses beyond such expenses or costs that would be borne by Seller in selling such New Trucks directly to Purchasers. Should this procedure result in additional expenses or costs to Seller, Purchasers shall reimburse Seller or otherwise makes payment for such additional expenses or costs, provided that Seller provides Purchasers with a clear accounting of such additional expenses and costs.
3.7	Payment of Assumed Liabilities at Closing. Unless otherwise agreed in writing by Seller on or before Closing, (a) all Assumed Liabilities identified on Schedule 3.7 shall be paid and discharged by Purchasers at Closing and (b) all other Assumed Liabilities shall be paid and discharged by Purchasers within thirty (30) days after Closing. Such payments of Assumed Liabilities shall be in addition to, and not a credit against, amounts to be paid by Purchasers via wire transfer at the Closing (Book Equity plus Goodwill Amount).
3.8	Non-Compete Agreement.
(a)	Restriction. In consideration of the benefits of this Agreement to Seller and Member and the payment on the Closing Date by Purchasers to Seller and Member and as a material inducement to Purchasers to enter into this Agreement and to pay the Purchase Price, Seller and Member (collectively, the “Restricted Parties”) each hereby covenant and agree that for the term of the Employment Agreement, each of the Restricted Parties shall not, and shall cause their Affiliates not to, directly or indirectly, as proprietor, partner, stockholder, director, officer, employee, consultant, joint venturer, investor or in any other capacity, engage in, or own, manage, operate or control, or participate in the ownership, management, operation or control, of any entity which engages in the business of selling, servicing, renting or leasing new or used Class 3 through 8 trucks manufactured by International, or its successors or assigns, in the States of Alabama, Arizona, California, Colorado, Florida, Georgia, Idaho, Louisiana, Oklahoma, New Mexico, North Carolina, Oregon, Tennessee, Texas, and Utah; provided, however, the foregoing shall not, in any event, prohibit (i) Member from acting in good faith on behalf of Purchasers in connection with his Employment Agreement, (ii) Seller or Member from selling or liquidating any Excluded Assets in connection with the winding up of Seller’s affairs, or (iii) any of the Restricted Parties from purchasing and holding as an investment not more than 1% of any class of publicly traded securities of any entity which conducts a business in competition with the business of Purchasers or any of its Affiliates, so long as either of the Restricted Parties does not participate in any way in the management, operation or control of such entity.

(b)	Judicial Reformation. The Restricted Parties acknowledge that, given the nature of Purchasers and its Affiliates’ business, the covenants contained in this Section 3.8 establish reasonable limitations as to time, geographic area and scope of activity to be restrained and do not impose a greater restraint than is reasonably necessary to protect and preserve the goodwill of Purchasers and its Affiliates’ business and to protect their legitimate business interests. If, however, this Section 3.8 is determined by any court of competent jurisdiction or any arbitrator to be unenforceable by reason of it extending for too long a period of time or over too large a geographic area or by reason of it being too extensive in any other respect or for any other reason, it will be interpreted to extend only over the longest period of time for which it may be enforceable and/or over the largest geographic area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court or arbitrator.

(c)	Customer Lists, Nonsolicitation. In consideration of the benefits of this Agreement to the Restricted Parties and as a material inducement to Purchasers to enter into this Agreement and to pay the Purchase Price, the Restricted Parties each hereby further covenant and agree that for the term of the Employment Agreement, each of the Restricted Parties shall not, and shall cause their Affiliates not to, directly or indirectly, (i) use or make known to any person or entity the names or addresses of any clients or customers of any of Seller, Purchasers or any Affiliate of Purchasers or any other information pertaining to them, (ii) call on, solicit, take away or attempt to call on, solicit or take away any clients or customers of any of Seller, Purchasers or any Affiliate of Purchasers, or (iii) solicit for employment, recruit, hire or attempt to recruit or hire any employees of any of Seller, Purchasers or any Affiliate of Purchasers, provided that nothing contained herein shall prohibit Seller from acting in good faith on behalf of Purchasers in connection with his Employment Agreement or prohibit any of the Restricted Parties from selling or liquidating any Excluded Assets in connection with the winding up of Seller’s affairs.

(d)	Equitable Relief. In the event of a breach or a threatened breach by the Restricted Parties, or any of their respective Affiliates, of any of the provisions contained in this Section 3.8, the Restricted Parties acknowledge that Purchasers and its Affiliates will suffer irreparable injury not fully compensable by money damages and, therefore, will not have an adequate remedy available at law. Accordingly, Purchasers shall be entitled, without the necessity of posting a bond, to obtain such injunctive relief or other equitable remedy from any court of competent jurisdiction as may be necessary or appropriate to prevent or curtail any such breach, threatened or actual. The foregoing shall be in addition to and without prejudice to any other rights that Purchasers may have under this Agreement, at law or in equity, including, without limitation, the right to sue for damages.

(e)	Covenants Independent. The separate covenants of each of the Restricted Parties contained in this Section 3.8 will be construed as independent of any other provision in this Agreement, and the existence of any claim or cause of action by either of the Restricted Parties against Purchasers or any Affiliate of Purchasers will not constitute a defense to the enforcement by Purchasers of said provisions. The Restricted Parties understand that the provisions contained in this Section 3.8 are essential elements of the transactions contemplated by this Agreement and, but for their agreement to be bound by the provisions of this Section 3.8, Purchasers would not have agreed to enter into this Agreement and the transactions contemplated herein. The Restricted Parties have been advised to consult with, and each represents that he or she has consulted with, counsel in order to be informed in all respects concerning the reasonableness and propriety of this Section 3.8 and each acknowledges that the provisions of this Section 3.8 are reasonable in all respects.
3.9	Escrow Agreement. At the Closing, Purchasers and Seller will enter into an escrow agreement, in mutually agreeable form (the “Escrow Agreement”), with Bank of Utah or other mutually agreeable third party escrow agent (the “Escrow Agent”). At the closing, Purchaser shall deliver $300,000.00 of the Purchase Price (the “Escrow Amount”) to the Escrow Agent to be held in an interest-bearing account (the “Escrow Account”) specified by the Escrow Agent and acceptable to Seller, which shall be used as the exclusive source of payment to Purchasers of amounts owed to it pursuant to Article 12.3 hereof, if any.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER AND MEMBER
Seller and Member hereby jointly and severally represent and warrant to Purchasers that the statements contained in this Article 4 are correct and complete as of the Disclosure Effective Date and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the Disclosure Effective Date throughout this Article 4), except as set forth in the Disclosure Schedule delivered by Seller to Purchasers as contemplated by Articles 2.6 and 8.4 (the “Disclosure Schedule”). All representations and warranties of Seller are made subject to, and are expressly qualified and limited by, the exceptions which are noted in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered paragraphs contained in this Agreement.
4.1	Organization. Except for the St. George Seller, each Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Utah, and each Seller is duly qualified to do business as a foreign company in the States of Idaho, Utah and Oregon. St. George Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Utah.

4.2	Ownership. With the exception of the preferred equity interest described below, Member is the record owner of all of the issued and outstanding membership interests of Lake City Companies, LLC, which in turn is the record owner of all of the issued and outstanding membership interests of both Lake City Idealease, LLC and Lake City Trucks, LLC. Member is the record owner of all of the issued and outstanding capital stock of Lake City International Trucks, Inc., which in turn is the record owner of a $7.4 million 6% preferred equity interest in Lake City Companies, LLC. All of the issued and outstanding shares of capital stock of St. George Seller are owned by record as follows: (a) The Edward S. Pace Revocable Trust is the owner of record of 175 voting common stock shares and 525 non-voting common stock shares and (b) Stanley C. Winward is the owner of record of 75 voting common stock shares and 225 non-voting common stock shares.

4.3	Customer List. Part 4.3 of the Disclosure Schedule will contain a true, correct and complete list, as of a date not more than fifteen (15) days after the Effective Date, of all or substantially all of the customers of the Business to which Seller has sold products or services on or after March 1, 2008, excluding customers for which Seller does not maintain contact or profile information in the ordinary course of business (the “Customer List”).

4.4	Taxes and Governmental Returns. As of the Disclosure Effective Date, all Tax returns, information returns and governmental reports of every nature required by any Governmental Authority or Governmental Requirement to be filed by Seller or which include or should include Seller, including, but not limited to, those relating to Taxes of any nature to which Seller or any of its business is subject (“Governmental Returns”), have been filed for all periods ending on or before the Disclosure Effective Date (except for any returns not yet due), and all Taxes shown to be due and payable on such Governmental Returns or on any assessments related to such Governmental Returns have been paid. All such Governmental Returns and reports and the information and data contained therein are true and correct and complete in all material respects. Seller has no unpaid liability for any Taxes of any nature whatsoever for any period prior to the Disclosure Effective Date. None of the Governmental Returns of Seller or that include Seller have been audited, and none are now under audit, by any Governmental Authority. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Taxes of any nature against Seller or with respect to any Governmental Return filed by Seller or that include Seller, or any suits or other actions, proceedings, investigations or claims now pending or threatened against Seller with respect to any Taxes or any matters under discussion with any Governmental Authority relating to any Taxes, or any claims for additional Taxes asserted by any Governmental Authority.

4.5	Contracts and Agreements. Part 4.5 of the Disclosure Schedule lists all of the Contracts to which Seller is a party or subject to or by which it is bound, but only if and to the extent Seller or any third party remains obligated to perform any duty or obligation under the terms of such Contract (the “Contracts”):
(a) any Contract for the lease of personal property from any Person;
(b) any Contract for the lease of personal property to any Person;

(c) all distributor, reseller, dealer, manufacturer’s representative, sales agent, commission or similar Contract pursuant to which Seller procures inventory or finished goods for resale in connection with its Business;
(d) all distributor, reseller, dealer, manufacturer’s representative, sales agent, commission or similar Contract pursuant to which Seller markets, sells, distributes or delivers goods or services to customers;
(e) all Contracts under which Seller is required to make payments to a third Person or deliver goods and services, including standard sales and services contracts pursuant to which Seller sells its goods or services;
(f) Seller’s standard limited warranty(ies) offered in the ordinary course of business, as well as each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by Seller other than in the ordinary course of business;
(g) any Contracts containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit Seller from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;
(h) all Contracts pertaining to confidentiality or non-disclosure;
(i) any agreement concerning a partnership or joint venture;
(j) any agreement (or group of related agreements) under which Seller has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or under which it has imposed a lien or encumbrance on any of its assets, tangible or intangible;
(k) all employment, agency, independent contractor or consulting Contracts, other than at-will employment relationships;
(l) any agreement for the employment of any individual providing severance benefits; and
(m) any and all other Contracts of Seller.
To the Best Knowledge of Seller, all of such Contracts are valid, binding and in full force and effect in accordance with their terms and conditions, except as enforcement may be limited by the Remedies Exception, and there is no existing default thereunder or breach thereof by Seller. To the Best Knowledge of Seller and Member, (i) there are no existing facts, events or conditions which will result in a material loss to Purchasers on completion by performance of such Contracts or (ii) there is no reason why any of the Contracts cannot readily be fulfilled or performed by Purchasers with the Assets on hand or by the usual and customary efforts of employees of a truck sales and service facility. Copies of (or in the case of oral commitments, descriptions of the material terms thereof) the Contracts listed in Part 4.5 of the Disclosure Schedule shall be (or have been) delivered by Seller to Purchasers prior to the Closing Date, and such copies and descriptions will be true, complete and accurate and include all amendments, supplements or modifications thereto. Except for those Contracts expressly noted in Part 4.5 of the Disclosure Schedule as not being assigned to or assumed by Purchasers,

Purchasers shall assume all of the Contracts (the “Assumed Contracts”). Except as otherwise noted in the Disclosure Schedule, all of the Assumed Contracts may be assigned to Purchasers without the approval or consent of any Person, or, if such approval or consent is required, Seller and Purchasers will each use commercially reasonable efforts to obtain such consents on or prior to the Closing.
4.6	Effect of Agreement. The execution and delivery of this Agreement and the consummation of the Transaction will not (i) result in any breach of any of the terms or conditions of, or constitute a default under, the Articles of Incorporation, Articles of Organization or other charter documents, Bylaws or Operating Agreement of Seller, or any Material Assumed Contract, except that St. George Seller has not yet obtained approval of the Transaction or the execution, delivery, performance of this Agreement by its Board of Directors or shareholders, but will use reasonable best efforts to obtain such approvals prior to Closing; (ii) result in any violation of any Governmental Requirement applicable to Seller, the Assets or the Business; (iii) cause Purchasers to lose the benefit of any right or privilege included in the Assumed Contracts; (iv) relieve any Person of any obligation (whether contractual or otherwise) or enable any Person to terminate any such obligation or any right or benefit enjoyed by Seller or to exercise any right under any agreement in respect of the Assets or the Business; or (v) require notice to or the consent, authorization, approval or order of any Person (except as may be required by a Governmental Authority as noted in this Agreement, by an original equipment manufacturer that Seller represents or by the Board of Directors and shareholders of St. George Seller as noted above). To the Best Knowledge of Seller and Member, the business relationships of clients, customers and suppliers of the Business will not be adversely affected by the execution and delivery of this Agreement or the consummation of the Transaction.

4.7	Status of Assets. Except for Permitted Liens, Seller has good and marketable title to all the Assets, free and clear of all mortgages, liens, pledges, conditional sales agreements, charges, easements, covenants, assessments, options, restrictions and encumbrances of any nature whatsoever, except as specifically set forth in Part 4.7 of the Disclosure Statement. The New Trucks are new, with accurate mileage reflected on their odometers in good operating condition and repair with manufacturer’s warranties in full force and effect. The equipment and other tangible properties included in the Assets are in good operating condition and repair, normal wear and tear excepted, and are capable of being used for their intended purpose in the Business as now conducted. The Assets include all existing warranties and service contracts with respect to any of the Assets to the extent the same are capable of being assigned to Purchasers. To the Best Knowledge of Seller, all equipment, vehicles and other tangible properties included in the Assets, and the present use of all such items, conform to all applicable Governmental Requirements, and no notice of any violation of any such Governmental Requirements relating to such assets or their use has been received by Seller.

4.8	Suits, Actions and Claims. There are no suits, actions, claims, inquiries or, to the Best Knowledge of Seller and Member, investigations by any Person, or any legal, administrative or arbitration proceedings in which Seller is engaged or which are pending or threatened against or affecting Seller that question the validity or legality of the Transaction or affect or involve the Assets, and no basis or grounds for any such suit, action, claim, inquiry, investigation or proceeding exists. There is no outstanding order, writ, injunction or decree of any Governmental Authority against or affecting Seller or any of the Assets. Without limiting the foregoing, neither Seller nor Member has any Best

Knowledge of any state of facts or the occurrence of any event forming the basis of any present or potential claim against Seller that relates to the Assets.
4.9	Authorization. Seller and Member have full legal right, power, and authority to enter into and deliver this Agreement, consummate the transactions set forth herein and to perform all the terms and conditions hereof to be performed by them, except that St. George Seller has not yet obtained approval of the Transaction or the execution, delivery, performance of this Agreement by its Board of Directors or shareholders. The execution and delivery of this Agreement by Seller and Member and the performance by each of them of the transactions contemplated herein have been duly and validly authorized by all requisite company or corporate action of Seller and by Member or shall be prior to the Closing Date, and this Agreement has been duly and validly executed and delivered by Seller and Member and is the legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, except as noted above as to St. George Seller and as limited by the Remedies Exception.

4.10	Brokers and Finders. No broker or finder has acted for Seller or Member in connection with this Agreement or the Transaction and no broker or finder is entitled to any brokerage or finder’s fee or to any commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Seller or Member.

4.11	Deposits. Part 4.11 of the Disclosure Schedule will contain a true, correct and complete list, as of a date not more than five (5) days prior to the Closing Date, of any deposits or prepayments by third parties held by Seller (“Deposits”) which are not reflected as liabilities on Seller’s balance sheet.

4.12	Conduct of Business. Since December 31, 2009, Seller has operated the Business in the ordinary course of business, consistent with past practices and, to Seller’s and Member’s Best Knowledge, since that date no distributor or supplier with which Seller does business has threatened to terminate such business relationship.

4.13	Compliance with Laws. Seller is and has been in compliance with all applicable laws relating to the operation of the Business and its use and occupation of the Dealership Facilities, and is not and has not been either charged with, in receipt of any notice or warning of, or to the Best Knowledge of Seller and Member, under investigation with respect to, any failure or alleged failure to comply with any provision of any applicable law.

4.14	Employment Matters.
(a)	Part 4.14 of the Disclosure Schedule is a true and complete list of all employees of the Business as of the Disclosure Effective Date, and their respective dates of hire, positions, base salary and commission and/or bonus schedule (if applicable). Except as set forth on Part 4.14 of the Disclosure Schedule, none of such employees has any employment or similar agreement (written or otherwise) with Seller. Except as set forth on Part 4.14 of the Disclosure Schedule, there have not been any unfair labor practice complaints, labor difficulties or work stoppages, or threats thereof, affecting any of Seller’s activities at the Business. Seller does not have any collective bargaining or union contracts or agreements and there is no union campaign presently being conducted to solicit employees to authorize a union to request a National Labor Relations Board certification election with respect to any of Seller’s employees at the Business.

(b)	Seller is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such employees. Seller has complied with applicable laws with respect to the payment of social security and unemployment taxes, and the withholding of income taxes, and Seller is not liable for or in arrears with respect to any wages, or taxes (including interest and penalties thereon) for failure to comply with any of the foregoing.

(c)	Except as set forth on Part 4.14 of the Disclosure Schedule, Seller is not aware that any employee intends to terminate his or her employment relationship with Seller. Seller has no contract for the future employment of any person in connection with the Business.

(d)	Except as set forth on Part 4.14 of the Disclosure Schedule, Seller has complied in all material respects with the applicable requirements for its employee medical and benefit plans as set forth in the Internal Revenue Code and ERISA, including, without limitation, Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA.” After the Closing Date, all applicable legal requirements of COBRA, including all applicable employee notice requirements, with respect to all employees and their beneficiaries who lose health benefits as a result of this Transaction and with respect to any and all other employees and their beneficiaries who first become eligible for COBRA continuation benefits before the Closing Date, shall be assumed by the Purchasers in accordance with the guidance set forth in 26 CFR 54.4980B-9.
4.15	Financial Statements. Unaudited financial statements for Lake City Idealease, LLC, Lake City Trucks, LLC and St. George Seller as of and for the calendar year ended December 31, 2009 attached hereto as Exhibit B were prepared in accordance with GAAP, consistently applied, and are materially correct in all respects, except that such financial statements are subject to allowances and adjustments of the following types, the individual and aggregate effect of which will be material: (a) allowances against Idealease accounts receivable; (b) allowances against new and used truck inventory; (c) allowances against factory/original equipment manufacturer receivables, (d) allowances against agricultural equipment, and (e) allowances for obsolete parts.
          Except as expressly set forth in this Article 4 (including the Disclosure Schedule), Seller makes no representation or warranty, express or implied, at law or in equity, in respect of Seller, its Business or the Assets, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASERS
Purchasers represents and warrants to Seller that the statements contained in this Article 5 are true, correct and complete as of the Effective Date and will be true, correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the Effective Date throughout this Article 5), as follows:
5.1	Organization. Purchasers are duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2	Authorization. Purchasers have full legal right and corporate power to enter into and deliver this Agreement, consummate the transactions set forth herein and to perform all the terms and conditions hereof to be performed by it. This Agreement has been duly executed and delivered by Purchasers and is a legal, valid and binding obligation of Purchasers enforceable in accordance with its terms, except as limited by the Remedies Exception.

5.3	Brokers and Finders. No broker or finder has acted for Purchasers or its Affiliates in connection with this Agreement or the Transaction and no broker or finder is entitled to any brokerage or finder’s fee or to any commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Purchasers or Rush Enterprises, Inc.

5.4	Effect of Agreement. The execution and delivery of this Agreement and the consummation of the Transaction will not (i) result in any breach of any of the terms or conditions of, or constitute a default under, the Articles of Incorporation or other charter documents or bylaws of Purchasers, or any commitment, mortgage, note, bond, debenture, deed of trust, contract, agreement, license or other instrument or obligation to which Purchasers are now a party or by which Purchasers or any of its properties or assets may be bound or affected; or (ii) result in any violation of any Governmental Requirement applicable to Purchasers.
       Except as expressly set forth in this Article 5, Purchasers make no representation or warranty, express or implied, at law or in equity, in respect of Purchasers, and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE 6
NATURE OF STATEMENTS AND SURVIVAL OF INDEMNIFICATIONS, REPRESENTATIONS AND WARRANTIES
Regardless of any investigation at any time made by or on behalf of Purchasers, all representations and warranties made by Seller or Member in Article 4, and all indemnification obligations of Seller, Member or Purchasers under Article 13 or Article 14 hereunder or pursuant hereto shall survive for one (1) year after the Closing Date, except with respect to the following: (i) Purchasers’ rights under Article 3.8, which shall survive until termination of the Employment Agreement; (ii) the representations and warranties set forth in Article 4.4, which shall survive until the ninetieth (90th) day following the expiration of all statutes of limitations (including any extensions thereof) with respect of any assessment of any Tax liability; (iii) the Seller

Indemnifying Parties indemnification obligations pursuant to Article 13.6, which shall survive for five (5) years after the Closing Date.
ARTICLE 7
SALE OF ASSETS OR ASSUMPTION OF RECOURSE PRIOR TO THE CLOSING DATE
Except as to the purchase, sale, lease or distribution of New Trucks, Leased Vehicle Inventory, New Parts and Accessories Inventory, Other Parts and Accessories Inventory, Returnable Core Inventory, Other Core Inventory and Miscellaneous Inventory, contracts for Repairs and WIP, and contracts for or with respect to Shop Tools and Equipment having a cost in excess of $5,000 individually or $50,000 in the aggregate, in each case in the ordinary course of business and consistent with past practice, and except for Seller’s sale, exchange, liquidation of divestiture of Excluded Assets, Seller shall not enter into or amend any contracts, agreement, obligation, lease, license or commitment related to the Assets between the Effective Date and the Closing Date without the express written consent of Purchasers, which consent shall not be unreasonably withheld and which consent may be granted or confirmed by Purchasers by way of electronic mail to Sellers or Member. With respect to contracts, agreements, obligations, leases, licenses or commitments requiring approval, Seller will provide all information relating to each such contract or amendment that is reasonably requested by Purchasers to enable Purchasers to make an informed decision regarding approval of such contract or amendment.
ARTICLE 8
COVENANTS OF SELLER AND MEMBER PRIOR TO THE CLOSING DATE
Seller and Member, and Purchasers where indicated, hereby covenant and agree that between the Effective Date and the Closing Date:
8.1	Access to Information. Seller shall afford to the officers and authorized representatives of Purchasers access to the properties, documents, books and records of Seller related to the Assets and the Business, provided that Purchasers shall not unreasonably interfere with Sellers operations, and shall furnish Purchasers with such financial and operating data and other information as Purchasers may from time to time reasonably request.

8.2	General Affirmative Covenants. Each of Seller and Member shall cause Seller to:
(a)	conduct the Business only in the ordinary course;

(b)	maintain the Assets in good working order and condition, wear and tear excepted;

(c)	perform all its obligations under agreements relating to or affecting the Assets or the Business;

(d)	keep in full force and effect adequate insurance coverage on the Assets and the operation of the Business;

(e)	duly and timely file all reports or returns required to be filed with any Governmental Authority, and pay all Taxes levied or assessed upon it or its properties or upon any part thereof if not contested by Seller;

(f)	duly observe and conform to all Governmental Requirements relating to the Assets or its properties or to the operation and conduct of its Business and all covenants, terms and conditions upon or under which any of its properties are held to the extent material to the Assets or the Business;

(g)	duly and timely take all actions herein necessary to carry out the Transaction;

(h)	use its commercially reasonable efforts to maintain and preserve the Business and retain its present employees, customers, suppliers and others having business relations with it; and

(i)	preserve and maintain the goodwill of the Business.
8.3	General Negative Covenants. Seller shall not take, and Member will not permit Seller to take, any of the following actions without the prior written consent of Purchasers:
(a)	entering into or amending or assuming any contract, agreement, obligation, lease, license or commitment related to the Assets (or of a type included in the Assets) other than in accordance with the provisions of Article 7;

(b)	except in the ordinary course of business and consistent with past practice, selling, leasing, abandoning or otherwise disposing of any of the Assets, including, but not limited to, real property, machinery, equipment or other operating properties;

(c)	engaging in any activities or transactions that might have a Material Adverse Effect;

(d)	making any organizational change or personnel change, or increasing the compensation or benefits of any employee of Seller, other than normal compensation and benefit adjustments in the ordinary course of the business consistent with past practice; or

(e)	selling or agreeing to sell any new or used trucks in any transaction or any series of related transactions on terms, in number or with gross profit margins materially inconsistent with past practices, or purchasing or agreeing to purchase new or used trucks in a transaction or any series of related transactions on terms, in number or for prices materially inconsistent with past practices.
8.4	Disclosure of Misrepresentations and Breaches. If any of the representations or warranties of Seller or Member hereunder are determined by Seller or Member to have been incorrect when made, or are determined by Seller or Member to be incorrect as of any date subsequent to the Disclosure Effective Date, or if any of the covenants of Seller or Member contained in this Agreement have not been complied with in a timely manner, then Seller and Member shall notify Purchasers to such effect in a timely manner (provided that such notice shall in no way limit the rights of Purchasers under Article 16 to terminate this Agreement or under Article 10 to refuse to consummate the Transaction). Unless Purchasers have the right to terminate this Agreement pursuant to Article 16.2(b) below by reason of the matters made the subject of such notice and exercises that right within the applicable Review Period as set forth in Article 16.2(b) below, the written notice pursuant to this Article 8.4 will be deemed to have amended the

Disclosure Schedule, to have qualified the representations and warranties contained in Article 4 above, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.
8.5	Government Filings. Seller and Member shall cooperate with Purchasers and its representatives in the preparation of any documents or other material that may be required by any Governmental Authority in connection with the Assets or the Business or the Transaction. Further, Seller and Member shall cooperate with Purchasers and its representatives in applying for and obtaining any consents, approvals or waivers from any Governmental Authority that may be necessary, proper or advisable in connection therewith. Without limiting the generality of the foregoing, Purchasers and Seller shall file (and cause each of their Affiliates to file, if required) any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, and shall use their reasonable best efforts to obtain a waiver from the applicable waiting period, and shall make (and cause each of their Affiliates to make) any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith. Purchaser shall be responsible for payment to the appropriate Governmental Authority of all application, filing, notice, waiver, examination or similar fees related to necessary government and regulatory consents, approvals or waivers, including necessary Permits; provided, however, that with respect to any application, filing, notice, waiver, examination or similar fees required by the Hart-Scott-Rodino Act, Purchaser and Seller shall split the cost of any such filing fees, and each party shall pay their own attorneys’ and accountants’ fees in connection with the preparation of such filings.

8.6	Access to and Inspection of Premises, Facilities and Equipment. Seller shall afford the officers and authorized representatives of Purchasers access to the Assets to inspect such Assets in such manner as Purchasers shall deem appropriate, including, but not limited to, an environmental inspection and audit.

8.7	Third Party Consents. Each party shall cooperate in good faith and shall use their respective best efforts to obtain any third party consents required pursuant to this Agreement, including, without limitation, the assignment and assumption of the Assumed Contracts described in Part 4.5 of the Disclosure Schedule with an express statement to the effect that “Third Party Consent Required” (the “Material Assumed Contracts”) and approval of the Transaction by the third parties to such Material Assumed Contracts. In furtherance thereof, within ten (10) days after the Effective Date, Seller shall provide to Purchasers a notice on Seller’s letterhead, addressed to each original equipment manufacturer Seller represents, and prepared in accordance with the statutes of the States of Idaho, Utah, and Oregon, as applicable, disclosing to each original equipment manufacturer this Agreement and the Transaction. Such notice shall included a request that each original equipment manufacturer provide to Purchasers any forms or applications necessary to achieve the Transaction. Except as to preliminary, informal notices provided by Seller prior to the Effective Date to some of its original equipment manufacturers, Seller shall not provide any original equipment manufacturer it represents with initial notice of the Transaction except (a) in strict accordance with this Article 8.7 or (b) by verbal advance notice as approved by Purchasers.

8.8	Idealease Stock. The parties expressly intend Seller’s rights, title or interests in or to its share of Class A capital stock of Idealease of North America, Inc. is an Excluded Asset

and not an Asset purchased by Purchasers hereunder. Seller shall sell, and cause Idealease of North America, Inc. to redeem, its share of Class A capital stock of Idealease of North America, Inc. under applicable articles of incorporation, bylaw or shareholder agreement provisions requiring Idealease of North America, Inc. to purchase and redeem such capital stock at the net book value price per share (as specified in such provisions). Conversely, the parties expressly intend that Seller’s rights, title or interests in or to its share of Class D capital stock of Idealease of North America, Inc. is an Asset purchased by Purchasers hereunder. However, the parties acknowledge that Seller’s ability to effect such sales is or may be subject to some or all of the following conditions precedent: (a) Purchasers obtaining applicable dealer agreement(s) with Navistar and (b) the approval of Purchasers by Idealease of North America, Inc. or Idealease, Inc. The parties shall cooperate with each other and use reasonable best efforts in applying for and obtaining any consents, approvals or waivers from Idealease of North America, Inc. that may be necessary, proper or advisable in connection therewith.
ARTICLE 9
COVENANTS REGARDING THE CLOSING; EVENTS OF THE CLOSING
9.1	Covenants of Seller and Member. Seller and Member hereby covenant and agree that they shall (a) use commercially reasonable efforts to cause all of their representations and warranties set forth in this Agreement, as qualified by the Disclosure Schedules, to be true on and as of the Closing Date or provide explanation in an amendment to the Disclosure Schedule; (b) use commercially reasonable efforts to cause all of their obligations that are to be fulfilled on or prior to the Closing Date to be so fulfilled; (c) use commercially reasonable efforts to cause all conditions to the Closing set forth in this Agreement to be satisfied on or prior to the Closing Date; and (d) deliver to Purchasers at the Closing the documents or instruments required to be delivered pursuant to Article 9.4, including the Seller’s Certificate (with such additions or exceptions to such items as are necessary to make the statements set forth in such items accurate, provided that if any of such additions or exceptions cause any of the conditions to Purchasers’ obligations as set forth in Article 10 not to be fulfilled, such additions and exceptions shall in no way limit the rights of Purchasers to terminate this Agreement or refuse to consummate the Transaction under Article 10 or Article 16).

9.2	Covenants of Purchasers. Purchasers hereby covenants and agrees that it shall (a) use commercially reasonable efforts to cause all of its representations and warranties set forth in this Agreement to be true on and as of the Closing Date; (b) use commercially reasonable efforts to cause all of its obligations that are to be fulfilled on or prior to the Closing Date to be so fulfilled; (c) use commercially reasonable efforts to cause all conditions to the Closing set forth in this Agreement to be satisfied on or prior to the Closing Date; and (d) deliver to Seller at the Closing the documents or instruments required to be delivered pursuant to Article 9.4, including the Purchasers’ Certificate (with such additions or exceptions to such certificate as are necessary to make the statements set forth in such certificate accurate, provided that if any of such additions or exceptions cause any of the conditions to Seller’s obligations hereunder as set forth in Article 11 not to be fulfilled, such additions and exceptions shall in no way limit the rights of Seller to terminate this Agreement or to refuse to consummate the Transaction under Article 11 or Article 16).

9.3	Inventory Audit. Within five (5) days prior to the Closing, Seller and Purchasers shall each appoint one or more representatives knowledgeable in the heavy-duty truck business, and shall cause such representatives to conduct an audit (in accordance with generally accepted accounting principles, consistently applied) of the inventory of the Assets as of the Closing Date. Each party shall bear their cost of conducting such audit.

9.4	Events of the Closing; Delivery of Documents. At the Closing:
(a)	Seller shall deliver to Purchasers at Seller’s expense:
(1)	possession of Assets and all documents and records relating to the Assets;

(2)	the executed General Conveyance and Assignment Agreement covering the Assets;

(3)	duly executed title and transfer documents covering any Assets covered by certificates of title;

(4)	such other duly executed transfer and release documents, which Purchasers may reasonably request to transfer the Assets to Purchasers, free and clear of any liens or encumbrances of any nature whatsoever;

(5)	the executed Seller’s Certificate;

(6)	updated Disclosure Schedule duly executed by Seller, if required;

(7)	duly executed resolutions authorizing execution of this Agreement and the closing of this Agreement;

(8)	any assignments or other documents required by original equipment manufacturers or Governmental Authorities to effectuate the Transaction, duly executed by Seller;

(9)	an instrument of assignment and assumption with respect to the Assumed Contracts and the Assumed Liabilities (the “Assumption Instrument”), duly executed by Seller;

(10)	The written consents of third parties for all of the Material Assumed Contracts, including consent to the Assumption Instrument applicable to each such Material Assumed Contract;

(11)	agreements terminating any leases with respect to the Dealership Facilities that are being purchased pursuant to the Agreements to Purchase Dealership Facilities;

(12)	certificates of good standing and legal existence with respect to each Seller entity from the Secretary of State of Utah, and from Idaho and Oregon to the extent any Seller entity is duly qualified to do business as a foreign company in such State, in each case as of a recent date prior to the Closing Date;

(13)	evidence that Seller has terminated (or will terminate immediately after Closing) its dealer sales and service agreements with the original equipment manufacturers it represents or, in the alternative, evidence that such dealer sales and service agreements have been assigned to and assumed by Purchasers with the consent of the other party thereto;

(14)	the Purchase Price allocation contemplated by Article 3.5 above; and

(15)	any other documents required of Seller at the Closing pursuant to any other provisions of this Agreement, including documents or instruments required of Seller as contemplated by Article 10 below, duly executed by Seller;
provided, however, that none of the foregoing documents or instruments shall in any way expand, limit or otherwise vary the promises, agreements, representations and warranties of any of the parties set forth in this Agreement.
(b)	Member shall deliver to Purchasers at Member’s expense:
(1)	an executed General Conveyance and Assignment Agreement covering the Personal Goodwill.
(c)	Purchasers shall deliver to Seller and Member at Purchasers’ expense:
(1)	The portion of the Purchase Price to be paid by Purchasers via wire transfer at the Closing, as adjusted pursuant to the applicable provisions of this Agreement;

(2)	Evidence of payment, in immediately available funds, of all of the Assumed Liabilities identified on Schedule 3.7 to be paid and discharged at Closing, in each case in accordance with payoff letters or other instructions provided by Seller;

(3)	the executed General Conveyance and Assignment Agreement covering the Assets;

(4)	the executed Purchasers’ Certificate;

(5)	the Assumption Instrument executed by Purchasers;

(6)	duly executed resolutions authorizing execution of this Agreement and closing of this Agreement;

(7)	the Purchase Price allocation contemplated by Article 3.5 above;

(8)	certificates of good standing and legal existence with respect to each Purchaser entity from the Secretary of State of the jurisdiction of its organization, and from Utah, Idaho or Oregon to the extent any Purchaser entity is duly qualified to do business as a foreign company in such State, dated as of a recent date prior to the Closing Date;

(9)	any other documents required of Purchasers at the Closing pursuant to any other provisions of this Agreement, including documents or instruments required of Purchasers as contemplated by Article 11 below, duly executed by Purchasers.
ARTICLE 10
CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASERS
The obligations of Purchasers hereunder are, at the option of Purchasers, subject to the satisfaction, on or prior to the Closing Date, of the following conditions (any of which may be waived by Purchasers in its sole discretion):
10.1	Accuracy of Representations and Warranties and Fulfillment of Covenants. The representations and warranties of Seller and Member contained in this Agreement, as qualified by the Disclosure Schedule, shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date. Each and all of the agreements and covenants of Seller and Member to be performed on or before the Closing Date pursuant to the terms hereof shall have been performed in all material respects. Seller and Member shall have delivered to Purchasers a certificate (“Seller’s Certificate”) dated as of the Closing Date and executed by Seller and Member to all such effects or disclosing any such representation or warranty not so true and correct or any such agreement or covenant not so performed.

10.2	No Governmental Actions. No action or proceeding before any Governmental Authority shall have been instituted or threatened to restrain or prohibit the Transaction. No Governmental Authority shall have taken any other action as a result of which the management of Purchasers reasonably deems it inadvisable to proceed with the Transaction.

10.3	No Material Adverse Effect. No Material Adverse Effect shall have occurred since the Effective Date.

10.4	Update of Contracts. Seller and Member shall have delivered to Purchasers an accurate list, as of the Closing Date, showing (i) all agreements, contracts and commitments of the type listed on Part 4.5 of the Disclosure Schedule entered into since the Disclosure Effective Date (including, but not limited to, amendments, if any, to the items listed on Part 4.5 of the Disclosure Schedule); and (ii) all new agreements, contracts and commitments related to the Assets entered into since the Disclosure Effective Date of the type required to be listed on Part 4.5 of the Disclosure Schedule, together with true, complete and accurate copies of all documents (or in the case of oral commitments, descriptions of the material terms thereof) relevant to the items on the list (the “New Contracts”). Purchasers shall have the opportunity to review the New Contracts and, if the New Contracts were required to be approved, but were not approved, by Purchasers pursuant to Article 7 above, Purchasers shall have the right to delay the Closing for up to five days if, in its sole discretion, Purchasers deems such a delay necessary to enable it to adequately review the New Contracts. All of the New Contracts that are approved in writing by Purchasers prior to the Closing, as it may be delayed (whether such approval by Purchasers is given before or after Seller executes the New Contract), shall be Assumed Contacts included in the Assets (with no addition to the Purchase Price unless otherwise resulting from the Book Equity calculation) and the Assumed Contracts shall be assumed by Purchasers. Any New Contracts that were required to be approved, but were not approved in writing, by Purchasers prior to the Closing shall remain the sole obligation of Seller and shall not be assumed by Purchasers, and Purchasers shall have no obligation or liability with respect thereto.

10.5	Notices and Consents. Solely with respect to the Material Assumed Contracts, no notice to or consent, authorization, approval or order of any Person shall be required for the consummation of the Transaction (except for notices that have been duly and timely given and consents, authorizations and approvals that have been obtained).

10.6	Dealer License. Purchasers shall have obtained written approval from the appropriate department or agency of the States of Utah, Oregon and Idaho to be licensed as a new motor vehicle dealer and to do business as a motor vehicle dealer representing the original equipment manufacturers that Seller represents at the Dealership Facilities.

10.7	Inventory Audit. The inventory audit contemplated by Article 9.3 shall have been completed and the results thereof shall be satisfactory to Purchasers.

10.8	Due Diligence. Purchasers shall be satisfied with the results of its continuing legal, accounting, environmental and other due diligence regarding Seller, the Assets and the Business.

10.9	Dealership Agreements. The original equipment manufacturers that Seller represents shall have executed and delivered to Purchasers dealership agreements and ancillary or related agreements, in form and substance satisfactory to Purchasers in its discretion, covering Seller’s franchise territories with such original equipment manufacturers.

10.10	Governmental Approvals. All necessary government and regulatory consents, approvals or waivers, including necessary Permits and a waiver under the Hart-Scott-Rodino Act if required by applicable law, have been obtained by Purchasers.

10.11	Liens Released. Other than Permitted Liens, every lien or encumbrance of any nature, if any, relating to the Assets shall have been terminated and released and proof of such termination or release shall have been delivered to Purchasers, or the parties shall have made satisfactory arrangements for the full payment or discharge of the indebtedness underlying such liens or encumbrances.

10.12	Agreements to Purchase Dealership Facilities. Seller’s Affiliates shall have executed and delivered to Purchasers the Agreements to Purchase Dealership Facilities and consummated the transactions contemplated thereby contemporaneously with the Closing hereunder, and Purchasers shall have been provided with possession of the subject real property.

10.13	Agreement to Assign Real Property Lease. Purchasers shall have obtained the Agreement to Assign Real Property Lease, and Purchasers shall have been provided with possession of the subject real property.

10.14	No Litigation. No action, suit, or proceeding shall be pending, or threatened, before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, or before any arbitrator, wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (a) prevent consummation of any of the transactions contemplated by this Agreement, (b) cause any of the transactions contemplated by this

Agreement to be rescinded following consummation, (c) affect adversely the right of Purchasers to own the Assets and to operate the former businesses of Seller (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

10.15	Employment Agreement. Member shall have executed an employment agreement in substantially the form attached hereto as Exhibit C (the “Employment Agreement”).

10.16	Performance of Obligations. Seller shall have fully complied with and performed all its obligations under this Agreement and any related agreements, required to be performed or complied with prior to or at the Closing Date, including tendering for delivery to Purchasers all of the items as required in Article 9.4 herein.

10.17	Red Rock Purchase Agreements. Seller or its Affiliates shall have executed and delivered to Purchasers the Red Rock Purchase Agreements and consummated the transactions contemplated thereby contemporaneously with the Closing hereunder, and Purchasers shall have been provided with possession of the subject real property.

10.18	Approval by Idealease. Idealease of North America, Inc. or Idealease, Inc., as applicable, shall have approved in writing the Purchaser’s purchase of the Idealease Class D shares as contemplated in Article 2.1(n) and Article 8.8 and delivered confirmatory instruments in form and substance satisfactory to Purchasers in its discretion, that will permit Purchaser to operate as an Idealease franchisee in the same territories as Seller currently operates as an Idealease franchisee.
ARTICLE 11
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER AND MEMBER
The obligations of Seller and Member hereunder are, at its option, subject to the satisfaction, on or prior to the Closing Date, of the following conditions (any of which may be waived by Seller and Member in their sole discretion):
11.1	Accuracy of Representations and Warranties and Fulfillment of Covenants. The representations and warranties of Purchasers contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date. Each of the agreements and covenants of Purchasers to be performed on or before the Closing Date shall have been performed. Purchasers shall have delivered to Seller a certificate (“Purchasers’ Certificate”) dated the Closing Date and executed by Purchasers to all such effects.

11.2	No Governmental Actions. No action or proceeding before any Governmental Authority shall have been instituted or threatened to restrain or prohibit the Transaction. No Governmental Authority shall have taken any other action as a result of which the management of Seller reasonably deems it inadvisable to proceed with the Transaction.

11.3	New Contracts. Purchasers shall have approved and assumed all New Contracts prior to the Closing.

11.4	Notices and Consents. No notice to or consent, authorization, approval or order of any Person shall be required for the consummation of the Transaction (except for notices that have been duly and timely given and consents, authorizations and approvals that have been obtained).

11.5	Dealer License. Purchasers shall have obtained written approval from the appropriate department or agency of the States of Utah, Oregon and Idaho to be licensed as a new motor vehicle dealer and to do business as a motor vehicle dealer representing the original equipment manufacturers that Seller represents at Purchasers’ Dealership Facilities.

11.6	Dealership Agreements. The original equipment manufacturers that Seller represents shall have executed and delivered to Purchasers dealership agreements and ancillary or related agreements, in form and substance satisfactory to Seller in its discretion, covering Seller’s franchise territories with such original equipment manufacturers.

11.7	Liens Released. Other than Permitted Liens, every lien or encumbrance of any nature, if any, relating to the Assets shall have been terminated and released, all of the Assumed Liabilities identified on Schedule 3.7 shall have been paid and proof of such payment shall have been delivered to Purchasers, and, with respect to Assumed Liabilities other than those identified on Schedule 3.7, the parties shall have made satisfactory arrangements for the full payment or discharge of such other Assumed Liabilities in accordance with Section 3.7.

11.8	Agreement to Assign Real Property Lease. Purchasers shall have obtained the Agreement to Assign Real Property Lease, and Purchasers shall have been provided with possession of the subject real property.

11.9	No Litigation. No action, suit, or proceeding shall be pending, or threatened, before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, or before any arbitrator, wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (a) prevent consummation of any of the transactions contemplated by this Agreement, (b) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (c) affect adversely the right of Purchasers to own the Assets and to operate the former businesses of Seller (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

11.10	Inventory Audit. The inventory audit contemplated by Article 9.3 shall have been completed and the results thereof satisfactory to Seller.

11.11	Governmental Approvals. All necessary government and regulatory consents, approvals or waivers, including necessary Permits and, if required, a waiver under the Hart-Scott-Rodino Act if required by applicable law, have been obtained by Sellers.

11.12	Agreements to Purchase Dealership Facilities. Purchasers shall have executed and delivered to Seller’s affiliate the Agreements to Purchase Dealership Facilities and shall have consummated the transactions contemplated thereby.

11.13	Employment Agreement. Rush Truck Centers of Utah, Inc. shall have executed the Employment Agreement.

11.14	Performance of Obligations. Purchasers shall have fully complied with and performed all its obligations under this Agreement and any related agreements, required to be performed or complied with prior to or at the Closing Date, including tendering for delivery to Seller all of the items as required in Article 9.4 herein.

11.15	Releases of Guarantees. Seller and Member shall have received irrevocable and unconditional releases of any and all guarantees of payment of any indebtedness of another Person executed by Member, any Seller, Gregory Fenn, Cameron Chandler, Bill Anderson or any of their respective Affiliates (including Lake City Trucks International St. George, LLC and Lake City International Trucks, Inc.) in connection with the Business or the Red Rock Contracts, including but not limited to personal or corporate guarantees executed or delivered by any of the foregoing in connection with the Business in favor of International Truck and Engine Corporation, Navistar Financial Corporation, Navistar International Corporation, Zions Bancorporation, Zions Credit Corporation, any original equipment manufacturer, any vendor or any of the Affiliates of any of the foregoing.

11.16	Expiration of Right of First Refusal Periods. Any rights of first refusal or purchase options pursuant to which any third party shall have the right to purchase the Assets, in whole or in part, or otherwise enter into the Transaction contemplated hereby, shall have expired or been waived without exercise by any third party.

11.17	St. George Seller Board and Shareholder Approvals. St. George Seller shall have obtained any and all approvals from its Board of Directors and shareholders as may be required by applicable law.

11.18	Red Rock Purchase Agreements. Purchasers shall have executed and delivered to Red Rock Financial Services, LLC the Red Rock Purchase Agreements and shall have consummated the transactions contemplated thereby.

11.19	Idealease Class D Shares. Idealease of North America, Inc. or Idealease, Inc., as applicable, shall have approved in writing the Purchaser’s purchase of the Idealease Class D shares as contemplated in Article 2.1(n) and Article 8.8.
ARTICLE 12
SPECIAL CLOSING AND POST-CLOSING COVENANTS
12.1	Further Assurances. After the Closing, as and when requested by any party hereto from time to time, the other parties hereto shall, and shall cause their Affiliates to, execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably necessary to carry out the purposes of this Agreement including, without limitation, executing and delivering any instrument Purchasers may reasonably request to convey the Assets to Purchasers as required by this Agreement. Without limiting the generality of the foregoing, Seller and Purchasers covenant and agree to take, or cause to be taken, the following further actions after the Closing:
(a)	If and to the extent that any Assumed Contracts required the approval or consent of any Person to the assignment to Purchasers and such approval or consent was not obtained prior to Closing, upon request of Purchasers, Seller and Member will use commercially reasonable efforts to obtain such consents during the one (1) year period subsequent to Closing, provided that, notwithstanding anything to the contrary in this Agreement, neither Seller nor Member provides any guaranty or assurance that any such third party approval or consent can or will be obtained prior to or after Closing;

(b)	If and to the extent Seller waives the condition precedent to Closing set forth in Article 11.19 (Purchaser’s Agreement to Purchase Idealease Class D Shares), such waiver shall be solely for purposes of Closing and Purchasers obligations thereunder shall survive Closing;

(c)	Purchasers shall use reasonable best efforts to collect Accounts Receivable that are Assets sold or assigned to Purchasers under this Agreement during the one hundred eighty (180) day period after Closing;

(d)	With respect to any OEM Restricted Accounts Receivable that are Excluded Assets retained by Seller, Purchasers shall cooperate with and assist Seller in collecting such OEM Restricted Accounts Receivable, including assigning Purchasers employees with the requisite accounting, technical and historical background to assist Seller and coordinate efforts with original equipment manufacturers as reasonably requested by Seller.
12.2	Delivery of Funds and Other Assets Collected by Seller or Purchasers. To the extent Seller receives any funds or other assets as payment for or otherwise in connection with any of the Assets being sold to Purchasers pursuant hereto, Seller shall immediately deliver such funds or other assets to Purchasers and take all steps necessary to vest title to such funds or other assets in Purchasers. To the extent Purchasers receives any funds for or otherwise in connection with any of the Excluded Assets or other businesses or assets of Seller not being sold to Purchasers pursuant hereto, Purchasers shall immediately deliver such funds or other assets to Seller and take all steps necessary to vest title to such funds or other assets in Seller.

12.3	Post-Closing True-Up of Calculation of Seller’s Book Equity. The Purchase Price, as calculated at Closing, will be based in part upon the Estimated Book Equity, subject to the post-closing adjustment calculated by this Article 12.3. No more than one hundred eighty (180) days following the Closing Date, Seller and Purchasers shall jointly prepare a final Adjusted Balance Sheet (the “Final Closing Date Balance Sheet”) and a final calculation of Seller’s Book Equity (the “Final Book Equity”) based upon the Final Closing Date Balance Sheet. If the Final Book Equity is greater than the Estimated Book Equity, then Purchaser shall immediately pay to Seller an amount equal to the amount by which (i) the Final Book Equity or $7,500,000, whichever is less, exceeds (ii) the Estimated Book Equity or $7,500,000, whichever is less. If the Final Book Equity is less than the Estimated Book Equity, then Purchasers shall be entitled to collect from the Escrow Agent the amount by which (i) the Estimated Book Equity or $7,500,000, whichever is less, exceeds (ii) the Final Book Equity or $7,500,000, whichever is less, provided that the maximum amount recoverable by Purchasers pursuant to this Article 12.3 post-closing true-up shall be limited to the Escrow Amount. Nothing to the contrary in the foregoing shall limit Purchasers rights or remedies under Article 13 below. Any payment to Purchasers or to Seller under this Article 12.3 will be, for Tax purposes, to the extent permitted by applicable law, an adjustment to the Purchase Price.

12.4	Dispute Resolution Re: Post-Closing True-Up. In the event the Sellers’ Representative and Purchaser Representative are unable to reach agreement on the Final Book Equity, then the parties shall submit the matter to a “Big Four” public accounting firm acceptable to the parties hereto (excluding any accounting firm regularly engaged by either Seller or Purchasers or their respective Affiliates (the “Accountants”) for resolution. Seller and Purchasers shall each provide the Accountants, within ten (10) days of engagement, with a definitive statement of its respective position as to each unresolved issue, and all relevant books and records shall be made available to Seller, Purchasers and the Accountants for purposes of resolving the Final Book Equity. Such resolution by the Accountants shall be set forth in a written report (“Accountants’ Report”) delivered by the Accountants to the parties hereto within thirty (30) days following the submission of such dispute and definitive position statements to the Accountants. Such resolution by the Accountants shall be final and binding upon the parties hereto and any amounts due shall be distributed in accordance with the terms hereof within fifteen (15) days following the delivery of the Accountants’ Report to the parties hereto. The fees charged by the Accountants shall be paid 50% by Sellers and 50% by Purchaser.
12.5	Change of Name of Seller. Immediately upon the occurrence of the Closing, Seller and Member shall cease using the names Lake City Companies, Lake City Idealease, Lake City Trucks, Lake City Trucks International St. George and all derivations of any of the foregoing, and covenant and agree that after the Closing they will not, directly or indirectly, use such names or any derivation thereof, in connection with selling, servicing, renting, leasing, insuring or financing new or used trucks, busses, or agricultural equipment; provided Member may use such names for a period of one year following the Closing for the sole purpose of winding up the affairs of Seller.
ARTICLE 13
INDEMNITY BY SELLER AND MEMBER
13.1	Indemnity. Seller and Member (collectively, the “Seller Indemnifying Parties” and individually, a “Seller Indemnifying Party”) shall, and hereby do, jointly and severally indemnify, hold harmless and defend Purchasers and each of Purchasers’ officers, directors, employees and Affiliates (collectively, the “Purchasers Indemnified Parties”) from and against any and all penalties, demands, damages, punitive damages, losses, liabilities, suits, costs, costs of any settlement or judgment, claims of any and every kind whatsoever, refund obligations (including, without limitation, interest and penalties thereon) and remediation costs and expenses (including, without limitation, reasonable attorneys’ fees), of or to the Purchasers Indemnified Parties (“Purchasers Damages”), which may now or in the future be paid, incurred or suffered by or asserted against the Purchasers Indemnified Parties by any Person resulting or arising from or incurred in connection with any one or more of the following (provided that this Article 13.1 shall not apply to any Assumed Liabilities or other items that have been expressly assumed by Purchasers under this Agreement, the Red Rock Purchase Agreement or the Agreements to Purchase Dealership Facilities):
(a)	any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related in any way to the Assets or the Business to the extent such liability or claim for liability arises in connection with any action, omission or event occurring on or prior to the Closing Date (including, but not limited to, claims for product liability with respect to products manufactured, distributed or sold by Seller on or prior to the Closing Date);

(b)	any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related to any liens, obligations or encumbrances of any nature whatsoever, which arose prior to the Closing Date against or in any way related to the Assets or the Business, which are not Permitted Liens or have not been expressly assumed by Purchasers hereunder;

(c)	any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related to Taxes of Seller;

(d)	any misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of a Seller under this Agreement;

(e)	any liability or claim for liability against Purchasers or any of the Assets to the extent such liability or claim for liability arises in connection with the failure of Purchasers and Seller to comply with any applicable bulk transfer law;

(f)	any income, sales and use, payroll, or other tax liabilities of Seller (including assessments, additions to taxes, deficiencies, penalties and interest and the costs and expenses relating to examinations or audits of Seller’s taxes);

(g)	any warranty or insurance chargebacks to Purchasers’ account for warranty or insurance products sold by Seller prior to the Closing Date, other than chargebacks arising pursuant to the Assumed Liabilities or Red Rock Contracts;

(h)	all actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including costs of court and reasonable attorneys’ fees) incident to any of the foregoing.
13.2	Notice of Claim. Purchasers agrees that upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it, or of notice, of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any Person with respect to any matter as to which any of the Purchasers Indemnified Parties are entitled to indemnity under the provisions of this Agreement (such actions being collectively referred to herein as a “Purchasers’ Claim”), Purchasers will give prompt notice in writing to Seller and Member of any Purchasers’ Claim together with a statement of such information respecting any of the foregoing as it shall then have; provided that any delay in giving or failure to give such notice shall not limit the rights of the Purchasers Indemnified Parties to indemnity hereunder except in accordance with the time limitations provided in Article 13.5 and to the extent that Seller or Member are shown to have been damaged by such delay or failure.

13.3	Right of Seller to Conduct Defense. In the event of a Purchasers’ Claim, Seller, at its option, may assume (with legal counsel reasonably acceptable to the Purchasers) the defense of any claim, demand, lawsuit or other proceeding in connection with the Purchasers’ Claim, and may assert any defense of Purchasers or Seller; provided that Purchasers shall have the right at its own expense to participate jointly with Seller in the defense of any claim, demand, lawsuit or other proceeding in connection with the Purchasers’ Claim. In the event that Seller elects to undertake the defense of any Purchasers’ Claim hereunder, Purchasers shall cooperate with Seller to the fullest extent possible in regard to all matters relating to the Purchasers’ Claim (including, without limitation, corrective actions required by applicable law, assertion of defenses and the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto) so as to permit Seller to manage such Purchasers’ Claim with regard to the amount of Purchasers Damages payable by Seller Indemnifying Parties hereunder. None of Purchasers, Seller or Member shall be entitled to settle any Purchasers’ Claim without the prior written consent of the other, which consent shall not unreasonably be withheld.

13.4	Insurance, Refunds and Payment. Seller’s indemnification obligations shall be reduced to the extent that the subject matter of any Purchasers’ Claim is covered by and paid to Purchasers or its Affiliates pursuant to a warranty or indemnification from a third party or third party insurance or similar reimbursement. The amount of indemnification due from Seller with respect to any Purchasers’ Claim shall be reduced by the effect of any tax deduction, credit, refund or other tax benefit to Purchasers relating to the same tax period and resulting from the subject matter of that claim and such indemnification. Seller and Member, as applicable, shall promptly pay to Purchasers in cash by wire transfer the amount of any Purchasers Damages to which Purchase may become entitled because of the provisions of this Agreement.

13.5	Time Limits For Indemnity Claims. Any claim for indemnification under this Article 13 (other than claims made pursuant to Article 13.6 below) must be made within the periods set forth in Article 6.

13.6	Environmental Liability of Seller and Member. Seller and Member jointly and severally shall retain liability for, and Seller and Member jointly and severally shall indemnify, hold harmless and defend the Purchasers Indemnified Parties, at all times from and after the date of this Agreement, from and against all claims (whether in contract, in tort or otherwise, and whether or not successful), fines, penalties, liabilities, damages and losses, including but not limited to remedial, removal, response, abatement, clean-up, investigation and monitoring costs and any other related costs and expenses incurred (whether any claims or causes of action relating thereto be asserted in common law or under statute and regardless of form including strict liability and negligence) (collectively referred to as “Purchasers Environmental Liabilities”) arising from (a) any disclosed or undisclosed violation of any Requirement of Environmental Law or Environmental Permits (as those terms are hereinafter defined) of Seller or Member occurring or existing prior to the Closing Date; (b) any disclosed or undisclosed acts, omissions, conditions, facts, or circumstances occurring or existing prior to the Closing Date with respect to the Assets, the Business or the operations of Seller which give rise to an Environmental Claim (as hereinafter defined) before or after the Effective Date; and (c) any disclosed or undisclosed failure of Seller or Member to obtain or maintain any Environmental Permit. For purposes of this Article 13.6, the term “Environmental Claim” means any action, lawsuit, claim or proceeding by any Person relating to the Assets or the Business or the operations of the Business that seeks to impose liability for (i) noise; (ii) pollution or contamination or threatened pollution or contamination of the air, surface water, groundwater or land; (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (iv) exposure to hazardous or toxic substances; or (v) noncompliance with any Requirement of Environmental Law. An Environmental Claim includes, without limitation, a proceeding to terminate a permit or license to the extent that such a proceeding attempts to redress violations of the applicable permit or license or any Requirement of Environmental Law as alleged by any Governmental Authority. For purposes of this Article 13.6, the term “Environmental Permit” means any permit, license, approval or other authorization related to, used in connection with or necessary for the operation or use of the Business or the Assets, or the operations or the businesses of Seller under any applicable Requirement of Environmental Law. For purposes of this Article 13.6, the term “Requirement of Environmental Law” means all Governmental Requirements related to health or the environment, including, but not limited to, all Governmental Requirements that relate to (i) noise; (ii) pollution or protection of the air, surface water, groundwater or land; (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (iv) exposure to hazardous or toxic substances; or (v) any other matters related to health or the environment.

13.7	Limitation on Sellers’ Indemnification Obligations. Sellers’ obligations pursuant to the provisions of Article 13 are subject to the following limitations:

(a) The Purchasers Indemnified Parties shall not be entitled to recover under this Article 13 until the total amount which Purchasers Indemnified Parties would recover under such Article, but for this Article 13.7, exceeds $500,000 (the “Basket Amount”), after which point Sellers will be obligated only to indemnify Purchasers Indemnified Parties from and against Purchasers Damages exceeding the Basket Amount; and

(b) The Purchaser Indemnitees shall not be entitled to recover under this Article 13 against the Seller to the extent that aggregate claims for which they are entitled to recover under this Article 13 exceeds the sum of $1,000,000 (the “Cap Amount”).
13.8	Sole Remedy. The parties acknowledge that the rights accorded to each Purchaser Indemnified Party under this Article 13 shall be the sole rights to money damages that any such Person may have under this Agreement or for breach of this Agreement, at common law or otherwise; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Article 13 shall restrict or limit any rights that Purchaser may have to seek equitable relief.
ARTICLE 14
INDEMNITY BY PURCHASERS
14.1	Indemnity. Purchasers, and Rush Enterprises, Inc. (collectively, the “Purchaser Indemnifying Parties” and individually, a “Purchaser Indemnifying Party”) shall, and hereby does indemnify, hold harmless and defend Seller and Member (the “Seller Indemnified Parties”) at all times from and after the Effective Date, from and against any and all penalties, demands, damages, punitive damages, losses, liabilities, suits, costs, costs of any settlement or judgment, claims of any and every kind whatsoever, refund obligations (including, without limitation, interest and penalties thereon), remediation costs and expenses (including, without limitation, reasonable attorneys’ fees), of or to any of the Seller Indemnified Parties (“Seller Damages”), which may now or in the future be paid, incurred or suffered by or asserted against the Seller Indemnified Parties by any Person resulting or arising from or incurred in connection with any one or more of the following:
(a)	any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related in any way to the Assets to the extent such liability or claim for liability arises in connection with any action, omission or event occurring after the Closing Date (including, but not limited to, claims for product liability with respect to products manufactured, distributed or sold by Purchasers after the Closing Date);

(b)	any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related in any way to the Assumed Liabilities;

(c)	any misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of Purchasers under this Agreement; and

(c)	any liability or claim for liability related in any way to any filing or other materials required to be submitted or distributed under applicable Federal or State securities laws related to this transaction and any appurtenant disclosures associated therewith, whether now required or hereafter arising.
14.2	Notice of Claim. Seller and Member agree that upon their discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by Seller or Member of notice of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any Person with respect to any matter as to which Seller or Member is entitled to indemnity under the provisions of this Agreement (such actions being collectively referred to herein as a “Seller’s Claim”), Seller and Member will give prompt notice of any Seller’s Claim in writing to Purchasers together with a statement of such information respecting any of the foregoing as they shall then have; provided that any delay in giving or failure to give such notice shall not limit the rights of Seller or Member to indemnity hereunder except to the extent that Purchasers are shown to have been damaged by such delay or failure.

14.3	Right of Purchasers to Conduct Defense. In the event of a Seller’s Claim, Purchasers, at its option, may assume (with legal counsel reasonably acceptable to Seller and Member) the defense of any claim, demand, lawsuit or other proceeding in connection with Seller’s Claim, and may assert any defense of Seller or Purchasers; provided that Seller shall have the right at its own expense to participate jointly with Purchasers in the defense of any claim, demand, lawsuit or other proceeding in connection with Seller’s Claim. In the event that Purchasers elects to undertake the defense of any Seller’s Claim hereunder, Seller shall cooperate with Purchasers to the fullest extent possible in regard to all matters relating to the Claim (including, without limitation, corrective actions required by applicable law, assertion of defenses and the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto) so as to permit Purchasers to manage such Seller’s Claim with regard to the amount of Seller Damages payable by the Purchaser Indemnifying Parties hereunder. None of Seller, Member or Purchasers shall be entitled to settle and Claim without the prior written consent of the other, which consent shall not unreasonably be withheld.

14.4	Insurance, Refunds and Payment. Purchasers’ indemnification obligations shall be reduced to the extent that the subject matter of the claim is covered by and paid to Seller or its Affiliates (including Member) pursuant to a warranty or indemnification from a third party or third party insurance or similar reimbursement. The amount of indemnification due from Purchasers with respect to any claim shall be reduced by the effect of any tax deduction, credit, refund or other tax benefit to either Seller or Member relating to the same tax period and resulting from the subject matter of that claim and such indemnification. The Purchasers shall promptly pay to Seller or Member, as applicable, in cash by wire transfer the amount of any Seller Damages to which Seller or Member, as applicable, may become entitled because of the provisions of this Agreement.

14.5	Limitation on Purchasers Indemnification Obligations. The Purchaser Indemnifying Parties obligations pursuant to the provisions of Article 14 are subject to the following limitations:

(a) Except for payment of the Purchase Price, the Seller Indemnified Parties shall not be entitled to recover under Article 14 until the total amount which Seller Indemnified Parties would recover under such Article, but for this Article 14.5, exceeds the Basket Amount, after which point Purchaser Indemnifying Parties will be obligated only to indemnify Seller Indemnified Parties from and against Seller Damages exceeding the Basket Amount; and

(b) The Seller Indemnified Parties shall not be entitled to recover under Article 14 against the Purchaser Indemnifying Parties to the extent that aggregate claims for which they are entitled to recover under Article 14 exceeds the Cap Amount.

14.6	Sole Remedy. Except for payment of the Purchase Price, the parties acknowledge that the rights accorded to each Seller Indemnified Party under this Article 14 shall be the sole rights to money damages that any such Person may have under this Agreement or for breach of this Agreement, at common law or otherwise; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Article 14 shall restrict or limit any rights that Seller may have to seek equitable relief.
ARTICLE 15
SPECIAL PROVISIONS REGARDING EMPLOYEES OF SELLER
15.1	New Employees of Purchasers. It is the intention of Purchasers, and Seller hereby acknowledges such intention, that any employees of Seller that Purchasers hires will be new employees of Purchasers as of the Closing Date or the date of hire, whichever is later. Such new employees shall only be entitled to such compensation and employee benefits as are agreed to by such employees and Purchasers, or as are otherwise provided by Purchasers, in its sole discretion.

15.2	No Hiring Commitment. Purchasers specifically do not commit to hire any of the employees of the Business, and Seller specifically understands and acknowledges this fact. However, notwithstanding Purchasers’ position, Purchasers shall be entitled to review employee records and conduct employee interviews. Seller agrees that after the Effective Date it will make, on a confidential basis, its employee records available to Purchasers and permit Purchasers to contact its employees for the purpose of conducting employee interviews. Seller further agrees to make employees designated by Purchasers available to Purchasers for such purpose.
ARTICLE 16
TERMINATION
This Agreement may be terminated without further obligation of the parties as follows:
16.1	Mutual Consent. This Agreement may be terminated at any time prior to the Closing by mutual written consent of the parties hereto.

16.2	Termination by Purchasers. This Agreement may be terminated at any time prior to Closing by Purchasers:

(a)	for any reason related to the Assets disclosed in the Preliminary Schedule of Assets, including disputes as to the valuation thereof, prior to the expiration of the Review Period applicable to the Preliminary Schedule of Assets;

(b)	for reasons related to matters disclosed in the Disclosure Schedule (including updates thereto under Article 8.4), prior to the expiration of the applicable Review Period;

(c)	if Seller has breached any representation, warranty or agreement contained in this Agreement in any material respect;

(d)	if the transactions contemplated by this Agreement have not been consummated on or before August 31, 2010; provided that Purchasers will not be entitled to terminate this Agreement pursuant to this section if Purchasers’ failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

(e)	if any of the conditions set forth in Article 10 have become impossible to satisfy;

(f)	if, after the Effective Date, there has occurred any Material Adverse Effect; or

(g)	if Purchasers have discovered any fact or circumstance existing as of the date of this Agreement that has not been previously disclosed to Purchasers that is a Material Adverse Effect.
16.3	Termination by Seller. This Agreement may be terminated at any time prior to Closing by Seller:
(a)	if Purchasers has breached any representation, warranty or agreement contained in this Agreement in any material respect;

(b)	if the transactions contemplated by this Agreement have not been consummated on or before August 31, 2010; provided that Seller will not be entitled to terminate this Agreement pursuant to this section if Seller’ failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

(c)	if any Person has exercised any rights of first refusal or purchase options pursuant to which such Person shall have the right to purchase the Assets, in whole or in part, or otherwise enter into the Transaction contemplated hereby;

(d)	if any of the conditions set forth in Article 11 have become impossible to satisfy; or

(e)	if after the Effective Date, there has occurred any Material Adverse Effect.
16.4	Effect of Termination. The right of termination under Article 16 is in addition to any other rights Purchasers or Seller may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies and will not preclude an action for breach of this Agreement. If this Agreement is terminated, all continuing obligations of the parties under this Agreement will terminate except that Articles 18.4 (expenses of negotiation and performance), 18.11 (governing law, jurisdiction and venue), 18.14 (press releases), 18.20 (waiver of jury trial) will survive indefinitely unless sooner terminated or modified by the parties in writing.
ARTICLE 17
NOTICES
Except for the Schedules and of New Contract approvals under Articles 7 and 10.4 (which may be delivered by electronic mail to the e-mail addresses set forth below), all notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given only if delivered by a recognized overnight delivery service that guarantees next day delivery, strictly as follows:
(a)	If to Seller, any of the Seller entities or to Member, at:
Edward S. Pace
54 B Street
Salt Lake City, UT 84103
(epace@lakecityint.com)
With a copy to:
D. Jay Curtis, Esq.
Mark A. Cotter, Esq.
Ray Quinney & Nebeker
36 S. State, Ste. 1400
Salt Lake City, Utah 84121
(jcurtis@rqn.com)
(mcotter@rqn.com)
(b)	If to Purchasers or any of the Purchaser entities, at:
Rush Truck Centers of Utah, Inc.
Attn: Derrek Weaver
555 IH 35 South, Suite 500
New Braunfels, Texas 78130
Any notices, requests, demands and other communications required or permitted to be given hereunder which are not delivered strictly in compliance with the foregoing shall be null, void and of no force or effect under this Agreement. Any party may change its address for notice by giving to the other party written notice of such change. Any notice given under this Article 17 shall be effective when received at the address for notice for the party to which the notice is given.
ARTICLE 18
GENERAL PROVISIONS
18.1	Amendment. This Agreement shall not be amended, modified, superseded or cancelled unless in writing and signed by the parties referring to this Agreement and demonstrating intent to so amend, modify, supersede or cancel it.

18.2	Construction. This Agreement represents the mutual agreement of the parties and shall not be construed more strongly against or in favor of either party.

18.3	Entire Agreement. This Agreement, the Schedules and the documents and agreements referenced herein set forth, including, without limitation, the Agreements to Purchase Dealership Facilities, the Agreement to Assign Real Property Leases and the Red Rock Purchase Agreement, constitute the entire agreement and understanding of the parties hereto with respect to the Transaction, and supersede all prior agreements, arrangements and understandings related to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by any party hereto that is not embodied or referenced in this Agreement, the Schedules or the documents or agreements referenced herein, and no party hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth.

18.4	Expenses of Negotiation and Performance. Whether or not the Transaction are consummated, each of the parties will pay all costs and expenses of its negotiations associated with this Agreement and each such party’s performance of, and compliance with, this Agreement.

18.5	Further Actions. From time to time, at the request of any party hereto, the other parties hereto shall execute and deliver such instruments and take such action as may be reasonably requested to evidence the Transaction.

18.6	Binding Effect. All the terms, provisions, covenants and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns.

18.7	Assignment. Purchasers may assign this Agreement and the rights and obligations of Purchasers herein, but only with the prior written consent of Seller, which shall not be unreasonably withheld.

18.8	Amendment; Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms, provisions, representations, warranties, covenants or conditions hereof may be waived, only by a written instrument executed by all parties hereto, or, in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right to enforce the same. No waiver by any party of any condition contained in this Agreement, or of the breach of any term, provision, representation, warranty or covenant contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or as a waiver of any other condition or of the breach of any other term, provision, representation, warranty or covenant.

18.9	Headings, Etc. Headings, captions and titles are for convenience only and shall not limit or restrict the interpretation or construction of the passage to which such heading, caption or title may relate.

18.10	Gender; Numbers. All references in this Agreement to the masculine, feminine or neuter genders shall, where appropriate, be deemed to include all other genders. All plurals used in this Agreement shall, where appropriate, be deemed to be singular, and vice versa.

18.11	Governing Law; Jurisdiction and Venue; Performance. Except to the extent that the laws of the United States may apply or otherwise control this Agreement, the rights and obligations of the parties hereunder shall be governed by, construed and interpreted in accordance with the laws of the State of Utah, without regard to conflict of law principles. Salt Lake County, Utah shall be the sole and exclusive venue for any action, suit or proceeding arising from or related to the execution, delivery or performance of this Agreement.

18.12	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of the parties reflected hereon as signatories.

18.13	Execution and Delivery by Electronic Transmission. If this Agreement or any document executed in connection with this Agreement is delivered by email pursuant to which the signature of or on behalf of such party can be seen, such execution and delivery will be considered valid, binding and effective for all purposes as an original document. Additionally, the signature of any party on this document transmitted by way of an email will be considered for all purposes as an original signature. Any such emailed document will be considered to have the same binding legal effect as an original document. At the request of any party, any emailed document must be re-executed by each signatory party in an original form.

18.14	Confidentiality. Subject to Article 18.15 below, the terms and conditions of that certain Confidentiality Agreement dated as of July 23, 2009 between Rush Administrative Services, Inc., Rush Enterprises, Inc. and Lake City Companies, LLC shall remain in full force and effect and binding upon each of the parties hereto (as if they are a party thereto).

18.15	Press Releases. No press releases or other public announcement with respect to this Agreement or the Transaction shall be made prior to the Closing Date without the joint approval of Purchasers and Seller except as required by law. Purchasers shall be permitted to issue a press release after the Closing describing the Transaction and include any information about the Transaction in its filings with the Securities and Exchange Commission, as it, in its sole discretion, deems appropriate.

18.16	Schedules, Addenda, Exhibits and Attachments. All Agreement Schedules, addenda, exhibits and attachments and other documents or items identified as being attached hereto (the “Attachments”) shall be a part of this Agreement for all purposes.

18.17	Severability. Should any provision of this Agreement be held unenforceable or invalid under applicable laws, then the parties hereto agree that such provision shall be deemed modified for purposes of performance of this Agreement in such jurisdiction to the extent necessary to render it lawful and enforceable, or if such a modification is not possible without materially altering the intention of the parties hereto, then such provision shall be severed from this Agreement for purposes of performance of this Agreement in such jurisdiction. The validity of the remaining provisions of this Agreement shall not be affected by any such modification or severance, except that if any severance materially alters the intentions of the parties hereto as expressed herein (a modification being permitted only if there is no material alteration), then the parties hereto shall use commercially reasonable efforts to agree to appropriate equitable amendments to this Agreement in light of such severance, and if no such agreement can be reached within a reasonable time, any party hereto may initiate arbitration under the then current commercial arbitration rules of the American Arbitration Association to determine and effect such appropriate equitable amendments.

18.18	Review of Counsel. Each party hereto acknowledges that it and its counsel have received, reviewed and been involved in the drafting of this Agreement and the agreements referenced herein to be executed at the Closing and that normal rules of construction, to the effect that ambiguities are to be resolved against the drafting party, shall not apply.

18.19	Commissions or Fees; None Due. Both parties to this Agreement represent and warrant to the other that there are no commissions or other fees due or which will become due to any broker, agent or similar third party as a fee or commission for the sale of the Assets contemplated by this Agreement. Each party agrees to indemnify and hold the other party harmless from the claim of any such commissions or fees, including any costs incurred by the indemnified party in defending against any such claims.

18.20	Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER AGREEMENTS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
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[SIGNATURES OF PARTIES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the Effective Date.

PURCHASERS:		SELLER:

RUSH TRUCK CENTERS OF UTAH, INC.		LAKE CITY COMPANIES, LLC

By:	/s/ Derrek Weaver	By:	/s/ Edward S. Pace

	Derrek Weaver, Assistant Secretary		Edward S. Pace, Manager

RUSH TRUCK CENTERS OF IDAHO, INC.		LAKE CITY IDEALEASE, LLC

		By:	Lake City Companies, LLC, as Manager

By:	/s/ Derrek Weaver	By:	/s/ Edward S. Pace

	Derrek Weaver, Assistant Secretary		Edward S. Pace, Manager of Lake City Companies, LLC

RUSH TRUCK CENTERS OF OREGON, INC.		LAKE CITY TRUCKS, LLC

		By:	Lake City Companies, LLC, as Manager

By:	/s/ Derrek Weaver	By:	/s/ Edward S. Pace

	Derrek Weaver, Assistant Secretary		Edward S. Pace, Manager of Lake City Companies, LLC

SOLELY FOR PURPOSES OF ARTICLE 14 OF THIS AGREEMENT: RUSH ENTERPRISES, INC.		LAKE CITY INTERNATIONAL TRUCKS ST. GEORGE, INC.

By:	/s/ Derrek Weaver	By:	/s/ Edward S. Pace

	Derrek Weaver, Vice President		Edward S. Pace, President

MEMBER:

EDWARD S. PACE

/s/ Edward S. Pace

Edward S. Pace